================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                              AMENDMENT NO. 2 TO
                                   FORM 10-SB

                                 --------------

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                     OR 12(G) OF THE SECURITIES ACT OF 1934

                         SKYLANDS FINANCIAL CORPORATION
                            ------------------------
                 (Name of Small Business Issuer in Its Charter)

                  NEW JERSEY                            22-3644018
        -------------------------------             -------------------
        (State or Other Jurisdiction of               (I.R.S.Employer
        Incorporation or Organization)              Identification No.)

            24-26 Crossroads Center, Independence Township, NJ    07840
          ------------------------------------------------      ----------
               (Address of Principal Executive Offices)         (Zip Code)

                                  908-850-9010
                           ---------------------------
                           (Issuer's Telephone Number)

        Securities to be registered under Section 12(b) of the Act: NONE

           Securities to be registered under Section 12(g) of the Act:

      Title of Each Class                    Name of Each Exchange on Which
      To be so Registered                    Each Class Is to be Registered
      --------------------------             ------------------------------
      Common Stock, $2.50 par value                     NASDAQ

================================================================================

PART I

ITEM 1 -- BUSINESS

General

Skylands Financial Corporation (the "Company") is a New Jersey corporation organized in February, 1999 at the direction of the Board of Directors of Skylands Community Bank (the "Bank") for the purpose of acquiring all the capital stock of the Bank (the "Acquisition"). As part of the Acquisition, shareholders of the Bank will receive shares of the Company's common stock, $2.50 par value per share (the "Common Stock"), in a ratio of one share of Common Stock for each outstanding share of the common stock of the Bank, $2.50 par value per share (the "Bank Common Stock"). The Acquisition is subject to the approval or non-objection of the New Jersey Department of Banking and Insurance (the "Department") and the Board of Governors of the Federal Reserve System (the "FRB"). Upon consummation of the Acquisition (which is expected to take place on or about August 24, 1999, after clearance by the SEC of this Registration Statement on Form 10-SB), the only significant asset of the Company will be its investment in the Bank. The Company's main office is located at 24-26
Crossroads Center, Independence Township, New Jersey 07840.

The Bank is a commercial bank formed under the laws of New Jersey on May 17, 1989. The Bank commenced operations on October 9, 1990.

As of December 31, 1998, the Bank Common Stock was held by approximately 731 holders of record. As described above, upon consummation of the Acquisition, shareholders of the Bank will receive shares of the Common Stock in exchange for their shares of Bank Common Stock. In addition, the Company will assume the Bank's obligations under its outstanding options. See "COMPENSATION OF DIRECTORS AND OFFICERS - Stock Option Plans" and "RECENT SALES OF SECURITIES."

The Bank operates from its main office at 24-26 Crossroads Center, Independence Township, New Jersey and six branch offices located in Warren, Sussex and Morris Counties, New Jersey. See "PROPERTIES."

The Bank engages in the general business of commercial banking and offers traditional deposit services such as checking, savings and certificates of deposit. For its commercial customers, the Bank offers loans for equipment, working capital needs and commercial real estate as well as New Jersey Economic Development Authority and Small Business Administration loans. The Bank also bids for tax anticipation notes and bond anticipation notes. In consumer lending, the Bank offers personal, automobile, credit card, home equity and home improvement loans and makes one-to-four family residential real estate loans available for its customers. The Bank believes it offers competitive rates for its deposit and loan services, thereby enabling consumers and business entities in its service areas to avail themselves of the Bank's credit and non-credit services. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Financial Condition -- Loan Portfolio."

The Bank structures its specific services and charges in a manner designed to attract the business of small and medium-sized businesses and the professional community, as well as that of individuals, in the Sussex County, Warren County and Morris County, New Jersey area. As a general rule, specific banking services are offered only on a basis believed to be profitable. Such services are charged for fully unless other aspects of the account relationship provide sufficient earnings to offset the cost of the services provided.

The Bank believes it offers competitive rates for its services, thereby enabling consumers and business entities in its service area to avail themselves of the Bank's credit and non-credit services. See "COMPETITION".

The Bank is fully computerized and uses the data processing services of The National Bank of Sussex County. All Bank departments are automated, and the Bank believes that the data processing services available to Bank customers compare favorably with those of competing financial institutions. The Bank is also a member of the MAC Money Access Service, a regional automated teller network system.

As of March 9, 1999, the Bank had 58 full time employees and 15 part time employees. The Bank's employees are not members of any collective bargaining group.

Competition

The Bank competes with commercial banks, savings banks and savings and loan associations, some of which have assets, capital and lending limits (ceilings on the amount of credit a bank may provide a single customer that are linked to the institution's capital) greater than the Bank. There are approximately eleven such institutions in the Bank's services area. The Bank competes both in attracting deposits and borrowers with these institutions, as well as with regional and national insurance companies and non-bank banks, with regulated small loan companies and local credit unions, and with regional and national issuers of money market funds.

In addition to having established deposit bases and loan portfolios, some of these institutions, particularly the large regional commercial and savings banks, have the ability to finance extensive advertising campaigns and to allocate considerable resources to locations and products perceived as profitable. Significantly, these institutions have larger lending limits and, in certain cases, lower funding costs (the price a bank must pay for deposits and other borrowed monies used to make loans to customers). Many of these institutions also offer certain services, such as trust services, which are not currently offered by the Bank.

The Bank has sought to offer an alternative, community-oriented style of banking in an area which at present is mainly dominated by these larger, statewide institutions. The Bank has sought to be a positive force by assisting in the development of the residential sector, by serving the needs of small and medium-sized businesses and the local professional community, and by meeting the requirements of individuals residing, working and shopping in the Bank's service areas by extending consumer loans and by offering depository services. The Bank believes that the following attributes of the Bank have made the Bank attractive to local business people and residents:

      o     Competitively priced services.

      o Direct and easy access to the Bank's management by members of the community, whether during or after business hours.

      o Local conditions and needs are taken into account by the Bank when reviewing loan applications and making other business decisions affecting members of the community.

      o Responsiveness of the Bank's personnel for requests for information and services by depositors and others.

      o     Depositors' funds are invested in the community.

      o Positive involvement of the Bank in the community affairs of Sussex, Warren and Morris Counties.

Supervision and Regulation

As a New Jersey chartered commercial bank, the Bank is subject to the regulation, supervision and control of the New Jersey Department of Banking and Insurance. As an FDIC insured institution, the Bank is subject to regulation, supervision and control of the FDIC, an agency of the federal government. The regulations of the FDIC and the Department impact virtually all activities of the Bank, including the minimum level of capital the Bank must maintain, the ability of the Bank to pay dividends, the ability of the Bank to expand through new branches or acquisitions and various other matters.

General -- Recent Regulatory Enactments

On September 30, 1996, the Deposit Insurance Funds Act of 1996 (the "Deposit Act") became law. The primary purpose of the Deposit Act is to recapitalize the Savings Association Insurance Fund of the FDIC (the "SAIF") by charging all SAIF member institutions a one-time special assessment. The Deposit Act will lead to equalization of the deposit insurance assessments between BIF and SAIF insured institutions, and will also separate out from insurance assessments payments required for debt service and principal repayment on bonds issued by the Federal Finance Corporation ("FICO") in the mid-1980s to fund a portion of the thrift bailout. Under the Deposit Act, BIF-insured institutions like the Bank will, for the first time, be required to pay a portion of the obligations owed under the FICO bonds. SAIF institutions will be required to pay 6.4 basis points on assessed deposits while BIF institutions will only be required to pay 1.3 basis points on assessed deposits. This disparity will stay in effect until such time as the federal thrift and commercial bank charters are merged and the deposit insurance funds are thereafter merged. Under the Deposit Act, this may occur by January 1, 1999. At that time, all federally insured institutions should have the same total FDIC assessment.

On September 29, 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act (the "Interstate Act") was enacted. The Interstate Act generally enhances the ability of bank holding companies to conduct their banking business across state borders. The Interstate Act has two main provisions. The first provision generally provides that, commencing on September 29, 1995, bank holding companies may acquire banks located in any state regardless of the provisions of state law. These acquisitions are subject to certain restrictions, including caps on the total percentage of deposits that a bank holding company may control both nationally and in any single state. New Jersey law currently allows interstate acquisitions by bank holding companies whose home state has "reciprocal" legislation which would allow acquisitions by New Jersey-based bank holding companies.

The second major provision of the Interstate Act permits, beginning on June 1, 1996, banks located in different states to merge and continue to operate as a single institution in more than one state. States may, by legislation passed before June 1, 1996, opt out of the interstate bank merger provisions of the Interstate Act. In addition, states may elect to opt in and allow interstate bank mergers prior to June 1, 1996.

A final provision of the Interstate Act permits banks located in one state to establish new branches in another state without obtaining a separate bank charter in that state, but only if the state in which the branch is located has adopted legislation specifically allowing interstate de novo branching.

In April, 1996, the New Jersey legislature passed legislation which would permit interstate bank mergers prior to June 1, 1996, provided that the home state of the institution acquiring the New Jersey institution permits interstate mergers prior to June 1, 1997. In addition, the legislation permits an out-of-state institution to acquire an existing branch of a New Jersey-based institution, and thereby conduct a business in New Jersey. The legislation does not permit interstate de novo branches. This legislation is likely to enhance competition in the New Jersey marketplace as bank holding companies located outside of New Jersey become freer to acquire institutions located within the state of New Jersey.

The Bank's Common Stock is registered under the Securities Exchange Act of 1934. As a result, the Bank is subject to the FDIC's rules regarding, among other things, the filing of periodic public reports, the solicitation of proxies, and the conduct of tender offers.

Bank Regulation

Insurance of Deposits

The Bank's deposits are insured up to a maximum of $100,000 per depositor under the Bank Insurance Fund (BIF). The Federal Deposit Insurance Corporation Improvements Act of 1991 ("FDICIA") is applicable to depository institutions and deposit insurance. FDICIA requires the FDIC to establish a risk-based assessment system for all insured depository institutions. Under this legislation, the FDIC is required to establish an insurance premium assessment system based upon: (I) the probability that the insurance fund will incur a loss with respect to the institution, (II) the likely amount of the loss, and (III) the revenue needs of the insurance fund. In compliance with this mandate, the FDIC has developed a matrix that sets the assessment premium for a particular institution in accordance with its capital level and overall rating by the primary regulator. Under the matrix as currently in effect, the assessment rate ranges from 0 to 27 basis points of assessed deposits. The Bank is also subject to a quarterly FICO assessment.

Capital Adequacy Guidelines

The Bank is subject to capital adequacy guidelines promulgated by the FDIC. The FDIC has issued regulations to define the adequacy of capital based upon the sensitivity of assets and off-balance sheet exposures to risk factors. Four categories of risk weights (0%, 20%, 50% and 100%) were established to be applied to different types of balance sheet assets and off-balance sheet exposures. The aggregate of the risk weighted items (risk-based assets) is the denominator of the ratio, the numerator of which is defined risk-based capital. Under the regulations, risk-based capital has been classified into two categories. Tier 1 capital includes common and qualifying perpetual preferred stockholders' equity, less goodwill. Tier 2 capital includes mandatory convertible debt, allowance for loan losses, subject to certain limitations, and certain subordinated and term debt securities. Total qualifying capital consists of Tier 1 capital and Tier 2 capital; however, the amount of Tier 2 capital may not exceed the amount of Tier 1 capital in the computation of total qualifying capital. The minimum capital ratio required under the above formula was 4% for Tier 1 capital and 8% for total qualifying capital. The Bank at December 31, 1998 maintained a Tier 1 capital ratio of 10.84% and total qualifying capital ratio of 12.10%. As of March 31, 1999, these ratios were 10.89%, and 12.14%, respectively.

The FDIC has also issued leverage capital adequacy standards. Under these standards, in addition to the risk-based capital ratios, a bank must also maintain a ratio of Tier 1 capital (using the risk-based capital definition) to total assets of at least 3%. Institutions which are not "top-rated" will be expected to maintain a ratio 100 to 200 basis points above this ratio. The Bank's leverage ratio at December 31, 1998 was 6.84%. As of March 31, 1999, this ratio was 6.75%.

Bank Holding Company Regulation

The Company will be a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHCA"). As a bank holding company, the Company will be required to file with the Federal Reserve Board an annual report and such additional information as the Board may require pursuant to the BHCA. The Federal Reserve Board may also make examinations of the Company and its subsidiaries.

A bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than five percent of the outstanding voting shares of any company engaged in, activities other than banking and those deemed closely related to banking by the Federal Reserve Board. Notice to or review by the Federal Reserve Board of such "closely related" activities is necessary before the Company can engage in such activities.

and business entities in its service areas to avail themselves of the Bank's credit and non-credit services.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Bank's financial statements and the notes relating thereto included herein. When necessary, reclassifications have been made to prior years' data throughout the following discussion and analysis for purposes of compatibility with 1998 data.

The following table presents selected financial data as of December 31, 1998, 1997, 1996, 1995 and 1994, respectively, and for the years then ended. This table should be read in conjunction with the Bank's financial statements and the notes thereto included herein.

                                              Year Ended      Year Ended      Year Ended      Year Ended      Year Ended
STATEMENT OF OPERATIONS DATA                   12/31/98        12/31/97        12/31/96        12/31/95        12/31/94
--------------------------------------------------------------------------------------------------------------------------
Net Interest Income                           $  7,367,000    $  6,038,000    $  4,525,000    $  2,856,000    $  2,233,000
Provision for Possible Loan and Lease              665,000         632,000         488,000         266,000          68,000
Losses
Net Interest Income after Provision for          6,702,000       5,406,000       4,037,000       2,590,000       2,165,000
Possible Loan and Lease Losses
Total Other Income                                 889,000         673,000         508,000         377,000         316,000
Total Other Expenses                             4,727,000       3,838,000       3,325,000       2,533,000       1,870,000
Net Income                                    $  1,831,000    $  1,424,000    $    750,000    $    270,000    $    505,000
                                              ============    ============    ============    ============    ============
Basic Earnings per Common Share (1)(3)        $       0.78    $       0.61    $       0.32    $       0.15    $       0.31
Diluted Earnings per Common Share (1)(3)      $       0.74    $       0.59    $       0.32    $       0.15    $       0.31
Net Interest Margin                                   4.76%           4.86%           4.42%           3.76%           4.33%

                                                  At              At              At              At              At
BALANCE SHEET DATA                             12/31/98        12/31/97        12/31/96        12/31/95        12/31/94
--------------------------------------------------------------------------------------------------------------------------
Total Assets                                  $179,535,000    $147,088,000    $119,916,000    $ 99,587,000    $ 69,589,000
Total Loans                                    117,323,000      90,441,000      67,219,000      45,601,000      31,017,000
Allowance for Possible Loan and Lease           (1,873,000)     (1,374,000)       (973,000)       (600,000)       (345,000)
Losses
Total Deposits                                 165,259,000     134,917,000     106,191,000      88,242,000      63,533,000
Total Shareholders' Equity                    $ 13,619,000    $ 11,694,000    $ 10,166,000    $  9,557,000    $  5,715,000
Book Value per Common Share (1)                       5.74            4.98            4.35            4.09            3.59
Tangible Book Value per Common Share (1)(2)           5.06            4.23            3.61            3.23            4.16
Allowance for Possible Loan and Lease                 1.60%           1.52%           1.45%           1.32%           1.11%
Losses as a % of Total Loans
Allowance for Possible Loan and Lease                  195%            716%            388%             84%            184%
Losses as a % of Non-accrual Loans
Allowance for Possible Loan and Lease Losses           140%            221%            132%             84%            184%
as a % of Non-accrual and Impaired Loans
Leverage Ratio                                        6.84%           6.81%           7.02%           7.78%           9.50%

(1) All per share data has been restated to reflect the five percent stock dividends paid in the second quarter of fiscal year 1994 and the first quarter of fiscal year 1998.
(2) Tangible book value per common share is adjusted for the impact of intangible assets (primarily the core deposit Intangible) and the accumulated comprehensive income (loss).
(3) In 1997 the Company adopted SFAS No. 128 "Earnings Per Share." All Prior year end earnings per share data has been restated to conform to this new pronouncement.

         The following table presents selected financial data as of March 31, 1999 and March 31, 1998, respectively, for and for the quarters then ended. This table should be read in conjunction with the Bank's financial statements and the notes thereto included herein.

                                                                                          QUARTER                  QUARTER
                                                                                           ENDED                    ENDED
STATEMENT OF OPERATIONS DATA                                                              3/31/99                  3/31/98
----------------------------                                                              -------                  -------
Net Interest Income                                                                    $   2,145,000            $   1,737,000
Provision for Possible Loan Losses                                                           112,000                  100,000
Net Interest Income after Provision for Possible Loan Losses                               2,033,000                1,637,000
Total Other Income                                                                           236,000                  176,000
Total Other Expenses                                                                       1,401,000                1,112,000
Net Income                                                                             $     531,000            $     435,000
                                                                                       =============            =============
Basic Earnings per Common Share (1)                                                    $        0.21            $        0.18
Diluted Earnings per Common Share (1)(3)                                               $        0.21            $        0.17
Net Interest Margin                                                                             4.94%                    4.93%

                                                                                            AT                         AT
BALANCE SHEET DATA                                                                        3/31/99                   3/31/98
------------------                                                                       ---------                 ---------
Total Assets                                                                           $ 191,352,000            $ 155,208,000
Total Loans                                                                              123,013,000               97,142,000
Allowance for Possible Loan Loss                                                          (1,972,000)              (1,479,000)
Total Deposits                                                                           171,095,000              141,508,000
Total Shareholders' Equity                                                             $  14,165,000            $  12,159,000
Book Value per Common Share (1)                                                                 5.69                     4.92
Tangible Book Value per Common Share (1)(2)                                                     5.05                     4.21
Allowance for Possible Loan Loss as a % of Total Loans                                          1.60%                    1.52%
Allowance for Possible Loan Loss as a % of Non-accrual Loans                                     186%                     840%
Allowance for Possible Loan Loss as a % of Non-accrual and Impaired Loans                        138%                     249%
Leverage Ratio                                                                                  6.75%                    6.75%


(1) All per share data has been restated to reflect the five percent stock dividends paid in the second quarter of fiscal year 1994 and the first quarter of fiscal year 1998.

(2) Tangible book value per common share is adjusted for the impact of intangible assets (primarily the core deposit intangible) and the accumulated comprehensive income (loss).

(3) In 1997 the Company adopted SFAS # 128 "Earnings Per Share." All Prior year end earnings per share data has been restated to conform to this new pronouncement.

Financial Overview

      During 1998, the Bank continued to realize the benefits of having expanded operations into new market areas. The expanded operations and market areas reflect the branch openings in Jefferson, Byram and Rockaway in 1997 and 1998. These additional office locations resulted in additional deposits to fund increased loan demand. The increased loan demand enabled the Bank to increase the percentage of loans to assets and loans to deposit at December 31, 1998 to 65.3% and 71.0%, respectively, from 61.5% and 67.0% respectively at December 31, 1997. The security portfolio in turn, declined to 28.1% of total assets at December 31, 1998 versus 31.9% of total assets at December 31, 1997. These changes in the composition of the Bank's balance sheet contributed to the positive financial results that the Bank recorded in 1998. In 1998, the Bank reported net income of $1,831,000 as compared to $1,424,000 in 1997 and $750,000 in 1996. This represents annual increases in net income of 28.6% and 89.9% for 1998 and 1997, respectively. Net interest income before the loan loss provision increased by $1,328,000 or 22.0% to $7,367,000 at December 31, 1998. The
provision for possible loan losses was $665,000 in 1998 as compared to $632,000 in 1997 and $488,000 in 1996. These provisions increased the year end balance of the allowance for possible loan and lease losses (ALLL) for each period. The increase in the ALLL is primarily attributable to increases in total loans and also from an increase in non-performing assets during the year. The Bank's ratio of the allowance for possible loan and lease losses to total loans at December 31, 1998 was 1.60% compared to 1.52% in 1997 and 1.45% in 1996.

      Total assets as of December 31, 1998 were $179,535,000, as compared to $147,088,000 at year-end 1997 and $119,916,000 at year-end 1996, for increases of 22.1% and 22.7%, respectively. Total loans as of December 31, 1998 were $117,323,000, as compared to $90,441,000 in 1997 and $67,219,000 in 1996, for increases of 29.7% and 34.5%, respectively. Total deposits as of December 31, 1998 were $165,259,000 as compared to $134,917,000 in 1997 and $106,191,000 in
1996, for increases of 22.5% and 27.1%, respectively. The increases in total assets, loans and deposits were attributable in large part to the continued growth of the main office in Independence and the existing branches at Netcong, Roxbury, Oxford and Jefferson, together with the opening of the Byram branch in June of 1998. The opening of the Rockaway branch in December of 1998 did not have a material impact on the 1998 financial results. Although the percentage of non-accrual loans to total loans increased to 0.8% at December 31, 1998, versus 0.2% in 1997, asset quality remained strong.

Results of Operations

The Bank's results of operations depend primarily on its net interest income, which is the difference between the interest earned on interest-earning assets and the interest paid on funds borrowed to support those assets, such as deposits. Net interest income is a function of the difference between the weighted average rate received on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, as well as the average level of interest-bearing assets as compared with that of interest-bearing liabilities. In 1998 the weighted average rate received on interest-earning assets and the weighted average rate paid on interest-bearing liabilities declined. Net interest income was favorably impacted by the increase noted in the loan portfolio, which is the primary source of interest income to the Bank. Net income is also affected by the amount of non-interest income and other expenses.

In 1998, the Bank's net interest income was $7,367,000, as compared to $6,038,000 in 1997, an increase of 22.0%. Interest income increased $2,174,000, or 21.0% in 1998, primarily due to the increase in the Bank's average earning assets, principally the loan and the investment portfolios. The growth in total loans was the result of an ongoing effort by the Bank to generate new loans. The investment portfolio is used primarily to enhance the Bank's yield on funds that are in excess of the Bank's loan demand and to provide liquidity for future loan growth or decreases in deposits. Interest expense increased by $845,000 or 19.5% in 1998 versus an increase in interest expense of $673,000, or 18.4%, in 1997. The Bank's increase in net interest income during 1998 was partially offset by an increase of $889,000, or 23.2%, in other expenses resulting primarily from the expansion of the branch network, an increase of $33,000, or 5.2%, in the provision for loan losses and augmented by an increase in other income of $216,000 or 32.1%.

In 1997, the Bank's net interest income was $6,038,000 as compared to $4,525,000 in 1996, an increase of $1,513,000, or 33.4%. Interest income increased $2,186,000, or 26.7%, in 1997, primarily due to the increases in the Bank's loan portfolio, and secondarily by increases in the investment portfolio. Interest expense rose $673,000, or 18.4%, in 1997 when compared to 1996. The Bank's increase in net interest income during 1997 was partially offset by increases of $513,000, or 15.4%, in other expenses, an increase of $144,000, or 29.5%, in the provision for loan losses and augmented by an increase in other income of $165,000, or 32.5%.

Net Interest Income Summary

The following table reflects the components of the Bank's net interest income for 1998 and 1997, respectively. They are: (1) average assets, liabilities and shareholders' equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average rates earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) the Bank's net interest differential (i.e., the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities) and (5) the Bank's net interest margin on interest-earning assets (i.e., net interest income divided by average interest-earning assets). Loan balances include non-performing loans, which have the effect of reducing the average rates earned on the Bank's loan portfolio. All averages disclosed herein are daily averages.

COMPARATIVE AVERAGE BALANCE SHEETS

                                                              1998      Average                      1997    Average
                                                             Interest   Rates                      Interest  Rates
                                                Average      Income/    Earned/        Average     Income/   Earned/
                                                Balance      Expense       Paid        Balance     Expense      Paid
                                                --------------------------------------------------------------------
(in thousands, except percentages)
ASSETS
Interest-earning assets:
  Taxable Loans (net of unearned
  Income)                                       $102,399     $ 9,276      9.06%       $ 78,595     $ 7,309     9.30%
  Tax exempt loans                                   982          98     10.02%            930          72     7.72%
  Taxable investment securities                   48,201       3,029      6.28%         41,279       2,802     6.79%
  Interest-bearing deposits at banks                 893          41      4.59%            583          36     6.17%
  Federal funds sold                               2,375         130      5.47%          2,923         164     5.61%
                                                --------     -------     -----        --------     -------     ----
  Total interest earning assets                  154,850      12,574      8.12%        124,310      10,383     8.35%
                                                --------     -------     -----        --------     -------     ----
Non-interest earning assets                       11,170                                 9,746
Allowance for possible loan and lease losses      (1,558)                               (1,170)
              Total Assets                      $164,462                              $132,886
                                                ========                              ========

LIABILITIES AND SHAREHOLDERS EQUITY
Interest -bearing liabilities
  NOW deposits                                  $ 19,336     $   344      1.78%       $ 13,815     $   285     2.06%
  Savings deposits                                44,695       1,643      3.68%         30,874       1,037     3.36%
  Time deposits                                   57,283       3,143      5.49%         51,538       2,862     5.55%
  Borrowings                                         767          40      5.22%          2,422         141     5.82%
                                                --------     -------     -----        --------     -------     ----
Total interest-bearing liabilities               122,081       5,170      4.23%         98,649       4,325     4.38%
                                                --------     -------     -----        --------     -------     ----
Non-interest-bearing liabilities:
Demand Deposits                                   29,116                                22,876
Other Liabilities                                    750                                   645
                                                --------                              --------
Total non-interest-bearing liabilities            29,866                                23,521
                                                --------                              --------

Shareholders' Equity:                             12,515                                10,716
                                                --------                              --------
Total liabilities and shareholders' equity      $164,462                              $132,886
                                                ========                              ========
Tax equivalent adjustment                                        (37)                                  (20)
                                                             -------                               -------
Net interest differential                                    $ 7,367      3.89%                    $ 6,038     3.97%
                                                             =======                               =======
Net yield on interest-earning assets                                      4.76%                                4.86%

Net interest income also may be analyzed by segregating the volume and rate components of interest income and interest expense. The following table demonstrates, for the years indicated the effect on interest income and interest expense by changes in the average volume of interest-earning assets and interest-bearing liabilities and by the changes in their corresponding yield and costs.

                                              1998 versus 1997                  1997 versus 1996
-------------------------------------------------------------------------------------------------------
                                                             Total                              Total
Increase (Decrease)                    Average   Average    Increase    Average    Average     Increase
Due To Change In:                       Volume     Rate    (Decrease)   Volume       Rate     (Decrease)
-------------------------------------------------------------------------------------------------------
                                              (in thousands)                   (in thousands)

Interest-Income:
  Taxable Loans (net of unearned
  Income)                              $ 2,156    $  (189)   $ 1,967    $ 1,964    $     7     $ 1,971
  Tax exempt loans                           5         21         26         42          9          51
  Taxable investment securities            435       (208)       227         24        137         161
  Interest-bearing deposits at banks        14         (9)         5          6          7          13
  Federal funds sold                       (30)        (4)       (34)        (4)         9           5
                                       -------    -------    -------    -------    -------     -------
  Total interest-income                  2,580       (389)     2,191      2,032        169       2,201
                                       -------    -------    -------    -------    -------     -------

Interest Expense
  NOW deposits                              98        (39)        59         83         37         120
  Savings deposits                         508         98        606        175        (25)        150
  Time deposits                            315        (34)       281        290         (7)        283
  Total borrowings                         (86)       (15)      (101)       120          0         120
                                       -------    -------    -------    -------    -------     -------
     Total interest expense                835         10        845        668          5         673
                                       -------    -------    -------    -------    -------     -------
     Net interest income               $ 1,745    $  (399)   $ 1,346    $ 1,364    $   164     $ 1,528
                                       =======    =======    =======    =======    =======     =======

In 1998, the Bank's growth in net interest income was significant. It increased by $1,329,000, or 22.0%. The increase in the average volume of interest earning assets and, in particular, the growth of the loan portfolio both in actual volume and also as a percentage of total earning assets was the primary reason for this growth. The Net Yield on Interest-Earning Assets declined for the year as the yield on earning assets declined due to reductions in the interest rate environment and also due to the competitive pressures experienced with loan pricing. Given the decline of 10 basis points in the Net Yield on Interest-Earning Assets, it remains at 4.76% for 1998.

Interest income from tax exempt loans in the foregoing tables is calculated on a tax equivalent basis using a 38% marginal tax rate.

Interest-Earning Assets

Total average interest-earning assets in 1998 increased $30,540,000, or 24.6%, to $154,850,000 as compared to $124,310,000 in 1997. In 1997, total average interest earning assets had increased $22,037,000, or 21.5%, as compared to $102,273,000 in 1996. Growth in earning assets was primarily attributable to increases in average loan balances which grew $23,856,000 or 30.0% in 1998 versus 1997, and $21,659,000 or 37.4% in 1997 versus 1996. The other major component contributing to the increase in interest earning assets was the growth of the investment portfolio. The growth in average volume was $6,922,000 or 16.8% over 1997 versus growth of $354,000, or .09%, in average volume in 1997 over 1996. In 1998 the ratio of average earning assets to average total assets increased to 94.2% versus 93.5% and 93.1% in 1997 and 1996 respectively.

The growth of the loan portfolio contributed significantly to growth to the increase in interest income. Income derived from increases in average taxable loan volume as displayed in the table above was

$2,156,000. Income derived from increases in average volume of taxable investment securities was $435,000. This was partially offset by declines in the yields associated with these categories which amounted to $397,000. The net effect, however, is a significant increase in the Bank's interest income, which has a positive impact on the entire income statement.

Interest-Bearing Liabilities

Total average interest-bearing liabilities increased to $122,081,000 in 1998, a 23.8% increase over the $98,649,000 average balance in 1997. In 1997, average interest-bearing liabilities increased 20.1% over the average balance of $82,131,000 in 1996. Interest expense during these same periods was $5,170,000 in 1998, $4,325,000 in 1997 and $3,652,000 in 1996. Increases in interest expense, when comparing 1998 to 1996 and 1997 to 1996, were primarily attributable to increases in the average balances maintained on deposit.

In 1998, the Bank's cost of funds was 4.23 %, as compared to 4.38% in 1997 and 4.45% in 1996. The decline in the Bank's cost of funds in 1998 was attributable to closely monitoring the interest rates paid on deposits both by the Bank and the competition in the Bank's market area and interest rate changes in the market. The Bank acted promptly to change interest rates as the local and national market changed and as the Bank's earning assets also repriced. Of the total increase in interest expense of $845,000, only $10,000 is attributable to interest rate increases. The average cost of interest bearing liabilities declined in all categories, with the exception of savings deposits. The percentage of certificates of deposit, the most expensive category of deposits, as compared to total interest bearing deposits declined in 1998 with a corresponding increase in the less expensive deposits as a percentage of total deposits.

Other Income

Although not as significant as the increase in net interest income in its impact on the bank's results of operations, other income, which is primarily attributable to service fees received from deposit accounts, grew to $889,000 in 1998, as compared to $673,000 in 1997. This represented a gain of $216,000, or 32.1%. In 1997, other income grew $165,000 over the total of $508,000 in 1996, an increase of 32.5%. The 1998 increase over 1997 includes net securities gains of $62,000, versus losses of $10,000 recorded in 1997. Excluding securities transactions, other income increased by $144,000, or 21.1%. This increase further reinforces the gains in other income recorded in 1998 and illustrates the increased earnings generated from both services and fees related to deposit accounts and other fee income activities resulting from the overall expansion of the Bank's customer base. It is believed that other income will continue to grow as the Bank expands into new market areas and current markets continue to grow.

Other Expenses

      Due to significant increases in the Bank's asset size, customer base and the increase in the number of branches, other expenses increased in 1998. In 1998, the Jefferson branch was open for the full year versus five weeks in 1997 and the Byram Branch opened in mid- June of 1998. The Rockaway Branch opened in late December 1998 and did not impact the Bank's results significantly for 1998. The increase in Total Other Expenses in 1998 was $889,000 or 23.2% versus an increase of $513,000 or 15.4% in 1997. The staff required to service the branch locations and provide support service to the customer base impacted the increase in salaries and benefits, which at $2,283,000 in 1998 increased by $497,000 or 27.8% versus total expense of $1,786,000 and an increase of $220,000 or 14% in 1997. Full time equivalent employees increased from 47 at December 31, 1997 to
60.5 at December 31, 1998, primarily due to the additional staff required to service the Jefferson, Byram and Rockaway branches and also by additions to support staff required to continue to provide superior customer service. Occupancy expense increased by $119,000 to $467,000 in 1998. Management believes that future increases in occupancy expense are inevitable, particularly with the continued expansion of the branch network. Data processing fees were $251,000 for the year, while the cost of FDIC insurance increased to $16,000 as a result of growth in the deposit base. Examination, audit and legal fees, and consulting expenses increased by 92,000 and 35,000, respectively, primarily due to certain non-recurring expenses. Non-recurring examination, audit and legal expenses were incurred in 1998 in connection with a cancelled merger between the Bank and Little Falls Savings Bank. There was approximately $88,000 in additional legal fees, $25,000 in accounting and auditing fees in connection with this transaction, which were charged to profit and loss. During 1998, the Bank incurred $32,000 in expenses associated with the maintenance and disposition of Other Real Estate Owned. This compares to expenses of $74,000 incurred in 1997 for a decrease of $42,000 or 56.8% in this category.

Deposits

      Deposits are the Bank's primary source of funds. The Bank offers a variety of deposit accounts, and seeks to obtain its deposits primarily from the communities it serves. In 1998, the Bank experienced growth in average deposit balances of $31,327,000, or 26.3%, when compared to 1997. In 1997, the Bank experienced growth in average deposits of $19,623,000, or 19.7%, when compared to 1996. The growth in average deposits experienced in 1998 was accomplished through deposits received at the Jefferson and Byram branches and increases in deposits at the Bank's existing offices. The deposit increases are primarily the result of the Bank's ongoing emphasis on customer service, extended hours of operation, competitive rate structures and selective marketing. The Bank offered an introductory interest rate on savings accounts at its Jefferson and Byram branches that contributed to the growth of those branches and savings accounts in general.

      The components of the increase in average deposits when comparing 1998 to 1997, include average NOW deposits which grew $5,521,000, or 40.0%, average savings deposits which grew $13,821,000, or 44.8%, average time deposits which grew $5,745,000, or 11.1%. Average demand deposits, which are non-interest bearing, grew $6,240,000, or 27.3%. During the period of 1997 to 1996, average NOW deposits grew 41.3% or $4,035,000, average savings deposits grew 20.2%, or $5,197,000, average time deposits grew 11.3%, or $5,226,000, and average demand deposits grew 29.2%, or $5,165,000. Management believes its demand deposit account has attracted depositors because it is offered free of monthly service charges. Over the past three years, the aggregate amount of average interest-bearing deposits has been approximately 81% of average total deposits. Average municipal deposits in 1998, 1997 and 1996 were $16,571,000, $12,431,000 and $9,190,000, respectively. As of December 31, 1998, the Bank had no foreign deposits.

      The average amounts of deposits and average rates paid on deposits for 1998 and 1997, respectively, are summarized below:

                             1998                       1997
                     ------------------------------------------------
                      Average     Average        Average      Average
                      Balance      Rate          Balance       Rate
                     ------------------------------------------------
                                     (in thousands, except
                                          percentages)
Demand deposits      $ 29,116         --         $ 22,876        --
NOW deposits           19,336       1.78%          13,815      2.06%
Savings deposits       44,695       3.68%          30,874      3.36%
Time deposits          57,283       5.49%          51,538      5.55%
                     --------                    --------
        Total        $150,430                    $119,103
                     =========                   ========

      The Bank does not actively solicit short-term deposits of $100,000 or more because of the liquidity risks posed by such deposits. The following table summarizes the maturity distribution of certificates of deposit of $100,000 or more as of December 31, 1998:

                                                               (in thousands)
     Time deposits ($100,000 and over)
       Three months or less                                       $ 6,083
       Over three months through twelve months                      4,483
       Over twelve months                                           1,282
                                                                  -------
         Total                                                    $11,848
                                                                  =======

Short Term Borrowings

At December 31, 1998, the Bank had no borrowed funds. Short-term borrowings are used, when required, to meet daily liquidity needs for a specific period of time.

Loan Portfolio

         The Bank's loan portfolio at December 31, 1998 totaled $117,323,000, as compared to $90,441,000 at December 31, 1997 and $122,934,000 at March 31, 1999,
respectively. Total loans at December 31, 1998 represented an increase of $26,882,000, or 29.7%, when compared to year-end 1997. Total Loans at March 31, 1999 represented an increase of $5,611,000 or 4.8% when compared to December 31, 1998.

         The Bank's loan portfolio consists of commercial and industrial loans, real estate loans and consumer loans. Commercial and industrial loans are made for the purpose of providing working capital, financing the purchase of equipment or inventory and for other business purposes. Real estate loans consist of loans secured by commercial or residential real property and loans for the construction of commercial and residential real property. Consumer loans are made for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased.

         The following six paragraphs provide a summary of each of the principal types of lending the Bank conducts, the nature of such lending, the relative risks involved, and the steps taken to reduce such risks, as well as a discussion of general risk-reduction activities applicable to all of these loan types.

         Commercial and Industrial (C&I) loans/leases are granted and extended to creditworthy businesses and individuals, with primary consideration given to business and/or new borrowers with economic interests in the communities that are served by the Bank, consistent with the Bank's CRA Policy Statement. C&I loans/leases can be made for general working capital purposes, seasonal needs, accounts receivable financing, equipment purchases, expansion/acquisition activities, and refinancing. Loan maturities can range from short-term loans of up to one year, and term financings with maturities from one to seven years. C&I loans/leases are based upon the cash flow of the borrower and the ability to repay, which is the primary repayment source. Additional support, as a secondary source, comes from collateral and security positions, and, as a tertiary source, from personal guarantees. The risks associated with this type of financing would include a change in the borrower's cash flow that may result from either a change in prevailing general economic conditions, or conditions specific to the borrower. Other risks include deterioration in the collateral/security position and/or changes in the financial condition of the guarantor. In order to offset and identify these risks, a detailed analysis is performed on the primary (cash flow), secondary (collateral) and tertiary (guarantees) sources of repayment prior to the extension of credit. These items are periodically monitored during the term of the loan.

         Commercial mortgage loans are similar in nature to C&I loans/leases, in terms of the underwriting procedures and analysis, and are granted to businesses and individuals for the construction, purchase or refinancing of commercial real estate. The majority of the Bank's lending activities with respect to commercial mortgages is owner-occupied accommodations. The underwriting analysis focuses on cash flow and repayment ability. Terms of commercial mortgages are generally five years, with payments based upon a 15- or 20-year amortization. Risk factors with respect to commercial mortgage loans are similar to C&I loans/leases. In order to reduce its risks, the Bank requires appraisals, with a loan-to-value ration not to exceed 75%; exceptions to this policy may be granted, based upon borrower-specific circumstances. The Bank also performs a thorough analysis of the operating concern and outside tenants, if any. Environmental factors are also considered, and the effect they may have on the collateral.

         The Bank originates, either for resale or for its own portfolio, residential mortgage loans. These types of loans are extended for the acquisition or refinancing of 1-4 family dwellings. These residences may be either owner-occupied, or investment properties. The underwriting of an owner-occupied residence is similar to a consumer loan, in that it includes an analysis of income, credit and collateral. With respect to investment properties, the existing or potential income stream is analyzed to determine repayment ability. Risks inherent in these loans include the employment stability and the continued earnings potential of the borrower, as well as potential resale prices of the collateral securing the residential mortgage. In addition, residential mortgages may bear some additional risk associated with the personal status of the borrower, other than those relating to employment. In order to reduce these risks, the Bank's lending policy and guidelines detail a format which includes a satisfactory appraisal with loan-to-value not to exceed 80%.
         The Bank originates and retains consumer loans, which include personal loans, auto loans, and home equity loans and lines of credit. The underwriting of these types of loans include an analysis of income, review of credit reports, and collateral values. Terms of consumer loans vary according to product type. Risks inherent with this type of financing include a change in the borrower's financial condition resulting from a change in employment status, or other changes in the personal status of the borrower other than those relating to employment. Guidelines within the Bank's lending policy that are implemented to reduce risk include, but are not limited to, limitations on the loan-to-value ration (generally 75% on home equity loans, and 10% down payments on motor vehicles).

         The Bank makes construction loans to individuals with expertise in the industry or to owner occupied projects. The loans are generally on projects for which a sales contract has been executed and for which permanent mortgage financing is in place. Risks inherent in these loans include performance of the general economy which will affect whether the sale of a project actually closes despite its contracted status and the risk inherent in whether the construction of a project will actually be completed and completed within budgeted compliance. Environmental factors may affect whether a project can be completed and the cost associated with its completion. In most commercial construction projects, the Bank will generally lend up to 50% of the cost of the land and 85% of the construction costs. The loans are supported by appraisals, with specific loan-to-value requirements. Disbursements by the Bank are based upon completion, and inspection of work-in-progress.

         The Bank continually monitors its commercial, consumer and residential mortgage portfolio for quality and performance. This is accomplished with various management and credit administration functions, which include, but are not limited to: quarterly loan reviews, weekly reviews of reports indicating past due loans and delinquencies on all types of loans, daily overdraft reviews, and periodic and continuous analysis of local economic trends and financial statements for C&I borrowers.

         The Bank's loans are primarily to businesses and individuals located in northwest New Jersey. The Bank has not made any loans to borrowers outside the United States. Commercial lending activities are focused primarily on lending to small and middle-sized corporate borrowers engaged in various businesses. The Bank believes that certain of the same factors which have contributed to its increase in deposits, i.e., customer service, competitive rate structures and selective marketing, have enabled the Bank to gain market entry to local loans. Bank mergers and lending curtailments at the larger banks have also contributed to the Bank's efforts to attract borrowers.

         The following table sets forth the classification of the Bank's loans by major category as of December 31, 1998 and 1997 and March 31, 1999, respectively:

         Loan Classifications

                                                     1998               1997            3/31/99
                                                     ----               ----            -------
                                                                    (In thousands)
         Commercial and industrial                 $ 47,708          $ 34,204          $ 50,874
         Real Estate -
              Nonresidential properties              22,860            25,660            21,122
              Residential properties                 40,117            24,606            44,694
         Installment loans to individuals             6,638             5,971             6,323
                                                   --------          --------          --------
         Total Loans                               $117,323          $ 90,441          $123,013
                                                   ========          ========          ========

The following table sets forth fixed and adjustable rate loans as of December 31, 1998 in terms of interest rate sensitivity:

         Fixed & Adjustable loans           Within            1 to 5            Over
                  (in thousands)            1 Year             Years           5 Years             Total
                  --------------            ------             -----           -------             -----
         Loans with fixed rate             $  3,571          $ 36,532          $ 29,067          $ 69,170
         Loans with variable rate            39,634             8,519                 0            48,153
                                           --------          --------          --------          --------
                    Total Loans            $ 43,205          $ 45,051          $ 29,067          $117,323
                                           ========          ========          ========          ========


              The following table sets forth as of December 31, 1998, December 31, 1997 and March 31, 1999 the amount of non-accrual loans by loan category for each period and the percentage of the total portfolio:


                                                     12/31/1998                     12/31/1997                     3/31/1999
                                                        % of                           % of                           % of
                                                        Total                          Total                          Total
                                      Amount            Loans        Amount            Loans        Amount            Loans
                                      ------            -----        ------            -----        ------            -----
                                                                (in thousands, except percentages)
Non-Accrual Loans By Type
   Commercial and industrial          $  449            0.38%        $   36            0.04%        $  237            0.19%
   Real estate -
     Non-residential                       0            0.00%            40            0.05%           165            0.13%
properties
     Residential properties              406            0.35%            87            0.10%           589            0.48%
     Consumer                            104            0.09%            29            0.03%            72            0.06%
                                      ------          ------         ------          ------         ------          ------
      Total                           $  959            0.82%        $  192            0.23%        $1,063            0.86%
                                      ======          ======         ======          ======         ======          ======

           The Bank's principal earning assets are its loans. Inherent in the lending function is the risk of deterioration in the borrowers' ability to repay their loan under their existing loan agreement.

           Non-performing assets include loans that are not accruing interest (non-accruing loans) as a result of principal or interest being in default for a period of 90 days or more. When a loan is classified as non-accrual, interest accruals discontinue and all past due interest, including interest applicable to prior years, is reversed and charged against current income. Until the loan becomes current, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of such payments as interest.

           Non performing assets also include the Bank's holdings in other real estate owned ("OREO"). At December 31, 1998 the Bank, through foreclosure, had transferred one loan from non-accrual status to OREO with a balance of $105,000. This property was commercial property. All amounts, when transferred to OREO, are done at the lesser of the recorded loan balance or the fair value of the property net of its related cost to sell. Any write-downs to the loan balance required at the time the loan is transferred to OREO are recorded as a charge-off against the allowance for possible loan and lease losses. Charge-offs resulting from declines in the fair value of OREO properties subsequent to the initial transfer from loans are expensed and included in other operating expenses. In addition, costs associated with maintaining OREO properties including utilities, taxes, and general repairs and maintenance are expensed as incurred. It is the Bank's intent to dispose of OREO property as expeditiously as possible at a value considered fair given current market conditions and circumstances surrounding the sale. In 1998, the Bank incurred expenses related to OREO properties of $32,000, inclusive of a loss of $6,000 on the sale of an OREO property. The Bank had two OREO properties at December 31, 1997 totaling $266,000. At March 31, 1999 the OREO property and the balance outstanding had not changed from the amount reported at December 31, 1998. The cost incurred to carry this property in 1999 was $1,000.

          Accounting standards require that a loan be recognized as impaired when it is probable that all amounts will not be collected in accordance with the original contracted terms of the loan agreement. At December 31, 1998 and 1997 and March 31, 1999, impaired loans consisted of non-accrual loans and one loan totaling $383,000 in 1998 and $430,000 in 1997 and $366,000 at March 31,
1999 that was previously on a non-performing status and which had been renegotiated by the Bank in the fourth quarter 1996. At December 31, 1998 and 1997 and March 31, 1999 the loan was performing in accordance with the agreed upon terms. The loan has been returned to a performing status.

           On a year to year basis, non-accruing loans increased by $767,000 or 399% during 1998. In the fourth quarter of 1998 approximately $887,000 in loans were placed in non-accrual status in accordance with bank policy. Of this amount, five loans totaling $43,000 were consumer installment loans. Two of these loans are indirect automobile loans, with full recourse to the dealer. Payments from the borrowers continue to be received. It is anticipated that one of the loans will be paid with the proceeds of an insurance claim and two of the loans have been charged off. Two residential mortgages comprise $238,000 of the $887,000. Of the $238,000, one mortgage for $200,000 is currently paying as agreed while the second mortgage in the amount of $38,000 is in foreclosure with more than adequate collateral to support repayment in full. The total amount placed on non-accrual in the fourth quarter of 1998 also includes a commercial mortgage in the amount of $279,000. This mortgage covers an owner occupied property with an appraised value well in excess of the loan amount. The $887,000 also includes one loan in the amount of $37,500, which is a non-owner occupied residence with ample equity to cover the loan. The final portion of the $887,000 consists of two commercial loans totaling $289,000. These loans are secured with various pieces of collateral including real estate. Of the total amount of $289,000, $100,000 was charged off, while the non-guaranteed portion of a Small Business Administration loan represents $62,000. All non-performing loans are evaluated quarterly and assessments made on the amount of write-downs, if any, are required. Management believes that the Bank's ALLL is reflective of the risk represented by non-performing credits and the entire loan portfolio at each reporting date.

           The Bank attempts to minimize overall credit risk through loan diversification and its loan approval procedures. The Bank's due diligence begins at the time a borrower and the Bank begin to discuss the origination of a loan. Documentation, including a borrower's credit history, materials establishing the value and liquidity of potential collateral, the purpose of the loan, the source and timing of the repayment of the loan, and other factors are analyzed before a loan is submitted for approval. Loans made are also subject to periodic review. See "Allowance for loan and lease losses" below.

The following table sets forth the total of non-performing assets as of December 31, 1998 and 1997 and March 31, 1999, respectively:

                                                          NON-PERFORMING ASSETS
                                                              December 31,
                                                  1998             1997           3/31/99
                                                  ----             ----           -------
                                                            (in thousands)
Non-accrual loans                                $  959           $  192           $1,063
Impaired loans - performing in
   Accordance with renegotiated terms               383              430              366
                                                 ------           ------           ------
Total non-accrual and impaired loans              1,342              622            1,429
Other real estate owned                             105              266              105
                                                 ------           ------           ------
Total non-performing and
   Impaired assets                               $1,447           $  888           $1,534
                                                 ======           ======           ======

Allowance for possible loan losses
   as a percentage of non-accrual loans             195%             716%             186%
Allowance for possible loan losses
  as a percentage of non-accrual and
   impaired loans                                   140%             221%             138%



         The following sets forth the gross interest income that would have been recorded during the 1998 fiscal year had non-accruing loans been current and the amount of interest income actually recognized on these loans:

                                                          1998
                                                          ----
               Contractual interest due                 $ 80,000
               Interest recognized                         8,000

         The allowance for loan and lease losses is established to provide for potential losses in the Bank's loan portfolio and off balance sheet risks, such as unused lines of credit and letters of credit. As of December 31, 1998, the Bank has established $1,873,000 as an allowance for possible loan and lease losses, as compared to an allowance of $1,374,000 as of December 31, 1997, and $1,972,000 as of March 31, 1999. The increase in the allowance is primarily due to an increase in the Bank's total loan portfolio. The Bank maintains an allowance for possible loan and lease losses at a level considered by management to be adequate to cover the inherent risks of loan loss associated with its loan portfolio, although actual losses may vary from current estimates.

           Risks within the loan portfolio are analyzed on a continuous basis by the Bank's officers and the Bank's Audit Committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and appropriate reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current and anticipated economic conditions and considers such factors as the financial condition of the borrower, past and expected loss experience, and other factors management feels deserve recognition in establishing an appropriate reserve. These estimates are reviewed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. Additions to the allowance are made by provisions charged to expense and the allowance is reduced by net charge-offs (i.e., loans judged to be uncollectible and charged against the reserve, less any recoveries on such loans).

        The following is a summary of the reconciliation of the allowance for loan and lease losses for fiscal years 1998 and 1997 and March 31, 1999, respectively:

                                                                  Year Ended December 31,
                                                        1998               1997             3/31/99
                                                        ----               ----             -------
                                                                      (in thousands)
         Balance at beginning of year                 $ 1,374            $   973            $ 1,873
            Recoveries:
              Commercial                                   15                  1                  0
              Installment                                   4                 10                  1
            Charge-offs:
              Commercial                                 (164)              (207)                 0
              Installment                                 (21)               (35)               (14)
         Provision charged to expense                     665                632                112
                                                      -------            -------            -------
         Balance of allowance at end of
           year                                       $ 1,873            $ 1,374            $ 1,972
                                                      =======            =======            =======
         Ratio of net charge-offs to average
            Loans outstanding                            0.16%              0.29%              0.01%

         The following table sets forth, for each of the Bank's major lending areas, the amount and percentage of the Bank's allowance for loan and lease losses attributable to such category, and the percentage of total loans represented by such category, as of December 31, 1998 and 1997 and March 31, 1999:

                                                         12/31/98                                 12/31/97
                                             Amount                                  Amount
                                             Of                                      Of
                                             ALLL                     % of           ALLL                        % of
                                             By          % of         Total          By          % of            Total
                                             Type        ALLL         Loans          Type        ALLL            Loans
                                                                (in thousands, except percentages)
Balance applicable to:
   Commercial and industrial                 $754       40.26%        40.66%         $568        41.34%          37.81%
   Real estate -
     Non-residential properties               540       28.83%        15.44%          431        31.37%          22.93%
     Residential properties                    54        2.88%        34.19%           36         2.62%          27.21%
     Construction                              10        0.53%         4.05%           10         0.73%           5.45%
     Consumer                                  67        3.58%         5.66%           45         3.28%           6.60%
                                           ------       ------       ------        ------       ------          ------
     Subtotal                               1,425       76.08%       100.00%        1,090        79.34%         100.00%
                                           ------       ------       ------        ------       ------          ------
   Impaired loan valuation
     Allowance in accordance
       with SFAS 114                          166        8.86%         0.00%          116         8.44%           0.00%
                                           ------       ------       ------        ------       ------          ------
Unallocated reserves                          282       15.06%         0.00%          168        12.22%           0.00%
                                           ------       ------       ------        ------       ------          ------
     Total                                 $1,873       100.00%      100.00%       $1,374       100.00%         100.00%
                                           ======       ======       ======        ======       ======          ======



                                                          3/31/99
                                             Amount
                                             Of
                                             ALLL                      % of
                                             By          % of          Total
                                             Type        ALLL          Loans
(in thousands, except percentages)
Balance applicable to:
   Commercial and industrial                 $859        43.56%        41.36%
   Real estate -
     Non-residential properties               621        31.49%        13.92%
     Residential properties                   223        11.31%        36.33%
     Construction                              10         0.51%         3.25%
     Consumer                                  78         3.96%         5.14%
                                           ------       ------        ------
     Subtotal                               1,791        90.83%       100.00%
                                           ------       ------        ------
   Impaired loan valuation
     Allowance in accordance
       with SFAS 114                          177         3.90%         0.00%
                                           ------       ------        ------
Unallocated reserves                          104         5.27%         0.00%
                                           ------       ------        ------
     Total                                 $1,972       100.00%       100.00%
                                           ======       ======        ======

Securities

      The Bank maintains a securities portfolio to fund increases in loans or decreases in deposits and to meet other liquidity needs. The portfolio is composed of U.S. Treasury Securities, obligations of U.S. Government Agencies and equity securities. The Bank does not engage in trading activities.

            The following table sets forth the carrying value of the Bank's securities portfolio as of the dates indicated. In accordance with SFAS 115, securities held to maturity are stated at amortized cost and securities available for sale are stated at their fair value.

                                         At December          At December
                                           31, 1998            31, 1997
                                       -----------------------------------
                                                  (in thousands)
      US Treasury securities                $ 3,025            $ 4,714
      Mortgage backed securities             46,193             39,683
      US Agency securities                      500              1,997
      Other securities (1)                      664                528
                                            -------            -------
      Total                                 $50,382            $46,922
                                            =======            =======

      (1) Represents equity investments in the Federal Home Loan Bank and Atlantic Central Bankers Bank.

In accordance with SFAS No. 115, securities available for sale at December 31, 1998 have been recorded at their fair value with the gross unrealized gain of $130,000 ($80,000 net income tax effect) reflected as an increase to shareholders' equity.

The following table sets forth as of December 31, 1998 the maturity distribution and weighted average yields of the Bank's securities portfolio (calculated on the basis of the stated yields to maturity, considering applicable premium or discount). U.S. Government Agency securities are stated based on stated maturities, however actual maturities may differ based on speed of prepayment.

                                  Maturities and Weighted Average Yields of Securities Portfolio
                                                      Stated Maturities
                                          Within     1 - 5       5 - 15     Over 15
                                          1 Year     Years       Years       Years      Total
------------------------------------------------------------------------------------------------
                          (in thousands, except percentages)
US Treasury Securities:
   Amortized cost                         $1,008     $2,017          $0          $0    $ 3,025
   Yield                                    5.69%      5.56%                              5.60%
US Government mortgage backed:
   Amortized cost                              0        202      37,778       8,213    $46,193
   Yield                                               6.40%       6.47%       6.34%      6.44%
US Government Agency securities:
   Amortized cost                              0        500           0           0    $   500
   Yield                                               6.01%                              6.01%
Other Securities
   Amortized cost                              0          0           0         664    $   664
   Yield                                                                       6.93%      6.93%

Liquidity

The Bank's liquidity is a measure of its ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner. The Bank's principal sources of funds are deposits, scheduled amortization and prepayments of loan principal, sales, maturities and paydowns of investment securities and funds provided by operations. Additionally, in May 1996 the Bank was accepted as a member of the Federal Home Loan Bank of New York ("FHLB"). As a member of the FHLB, the Bank obtained a line of credit which provides the Bank with a source of additional liquidity. Advances under the credit agreement with the FHLB are available on an overnight basis or for extended terms. Interest rates on any advance activated by the Bank are determined at the time of the advance. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The additional liquidity made available by the FHLB adds another source that can be relied on to meet daily balance requirements and future loan demand.

Through the Bank's investment portfolio, the Bank has generally sought to obtain a safe yet slightly higher yield than would have been available to the Bank as a net seller of overnight Federal Funds. Through the investment portfolio, the Bank attempts to manage, in part through principal paydowns of mortgage backed securities and through the sale of available for sale securities when necessary, the Bank's liquidity needs to meet anticipated loan demand and maturities of deposits.

Interest Rate Risk

      The Bank's Investment and Liquidity and Funds Management Committee (the "Committee") manages the Bank's interest rate sensitivity, the repricing characteristics of assets and liabilities and the risks associated with the volatility of interest rates. The principal objective of asset/liability management is to maximize net interest income within acceptable levels of risk. The management of interest rate risk is accomplished by analyzing the maturity and repricing relationships between interest earning assets and interest bearing liabilities at specifics points in time (Gap) and income simulation analysis which analyzes the effects of interest rate changes on net interest income over specific periods of time and captures the dynamic impact of interest rate changes on the mix of assets and liabilities.

      To mitigate the impact of changes in interest rates, the balance sheet is structured so that repricing opportunities exist for both assets and liabilities at approximately the same time intervals. An imbalance in repricing opportunities constitutes an interest sensitivity gap which is the difference between rate sensitive assets and rate sensitive liabilities. This gap is measured through the Rate Sensitive Balance Sheet, which calculates the periodic gaps and a cumulative gap over the various time frames. The Bank pays particular attention to the cumulative gap at the one-year time frame. An asset sensitive gap indicates that assets reprice faster than liabilities and a liability sensitive gap indicates that liabilities reprice faster than assets. The Committee has established a guideline of 15% plus or minus as the maximum cumulative gap as a percentage of average earning assets for the month at the one year time frame. The one-year cumulative gap is -1.51% which falls within the established guideline.

                                                          Rate Sensitive Balance Sheet
                                                                December 31, 1998
                                                       (in thousands, except percentages)

                                  Less than    3 to 12       1 to 3      3 to 5     Over 5        All
      Repricing Frequency          3 Months     Months        Years       Years      Years     Others       Total
      -------------------          --------     ------        -----       -----      -----     ------       -----
        Earning Assets:
      Federal funds sold            $ 2,500   $      0     $      0     $     0    $     0   $      0    $  2,500
       Total investments              4,184      8,488       21,970      16,102          0         20      50,764
             Loans                   46,983     22,561       12,190      17,515     17,115        959     117,323
  Non-interest-bearing assets             0          0            0           0          0      8,948       8,948
                                    -------   --------     --------     -------    -------   --------    --------
         Total Assets               $53,667   $ 31,049     $ 34,160     $33,617    $17,115   $  9,927    $179,535
                                    =======   ========     ========     =======    =======   ========    ========
                                          0
       Source of Funds:
   Interest-bearing deposits        $13,507   $ 73,758     $ 47,324     $   333    $   103   $      0    $135,025
  Non interest-bearing deposits           0          0            0           0          0     30,234      30,234
       Other Liabilities                  0          0            0           0          0        657         657
     Shareholders' Equity                 0          0            0           0          0     13,619      13,619
                                    -------   --------     --------     -------    -------   --------    --------
     Total Source of Funds          $13,507   $ 73,758     $ 47,324        $333    $   103   $ 44,510    $179,535
                                    =======   ========     ========     =======    =======   ========    ========

              Gap                    40,160    (42,709)     (13,164)     33,284     17,012    (34,583)
         Cumulative Gap              40,160     (2,549)     (15,713)     17,571     34,583          0
Cumulative Gap/Avg Earning Assets     23.75%     -1.51%       -9.29%      10.39%     20.45%      0.00%

      This analysis is based on the assumptions as to the repricing opportunities of the assets and liabilities. The average prepayments on mortgage backed securities and fixed rate loans have been calculated and applied across the maturity timeframes. NOW and Money Market accounts which have no contractual maturity have been assigned to the 3-12 Month category and savings deposits which also have no maturity have been assigned to the 1-3 Year category as it is believed that these categories reflect depositor behavior relative to interest rate sensitivity.

      There are several shortcomings in the Gap analysis that must be recognized in analyzing and implementing strategies based on the ratios generated by, and the conclusions drawn from the Gap analysis. First of all, the assumptions noted above may or may not accurately predict future repricing behavior based on the actions taken by the Bank's customers (borrowers and depositors). The gap analysis provided from the rate sensitive balance sheet is a static measure of future repricing opportunities at a given moment in time. It does not consider changes in the mix of various assets and liabilities and future growth rate assumptions. In addition, the repricing characteristics of assets and liabilities may vary substantially within a given period of time and do not recognize the fact that the repricing of assets and liabilities is discretionary and subject to competitive pressures and other internal and external factors such as the prepayment speeds on mortgage backed securities.

      The Bank also utilizes income simulation models as a result of some of these shortcomings to provide a second analysis of the impact of interest rate changes on the Bank's net interest income. The income simulation model utilizes a projection of future balance sheet growth and the related income statement results in its analysis. Balance sheet growth utilizes the contractual repricing opportunities of assets and liabilities which include maturities and payments for fixed rate instruments and repricing opportunities for variable rate instruments together with future interest rate assumptions. The income simulation model applies a rate shock of plus and minus 1%, 2% and 3% to the balance sheet and measures the impact on net interest income. Interest rates are changed proportionately to the driver rate, which is national prime. The results are measured at the one-year time frame. Income amounts are presented as year to date at the one-year time frame. The following table provides the results of the rate shock in the income simulation model:

                       Interest Rate Sensitivity Analysis
                                At December 1999
                   (thousands of dollars, except percentages)

           Interest Rate   Net Interest
              Change          Income          $ Change       % Change
              ------          ------          --------       --------
                 +3%           9,760            1,004          11.47%
                 +2%           9,424              668           7.63%
                 +1%           9,089              333           3.80%
                Flat           8,756                0           0.00%
                 -1%           8,423             (333)         -3.80%
                 -2%           8,092             (664)         -7.58%
                 -3%           7,762             (994)        -11.35%

The results of the rate shock as shown in this table indicate that a plus or minus 3% interest rate change would result in a plus 11.47% and a minus 11.35% change in net interest income respectively. The results of this analysis indicate that the Bank's net interest income and net income, while affected negatively by a decline in interest rates would continue to be positive. The Bank could also modify strategies and goals if it was perceived to be necessary. However, as with Gap analysis, there are limitations to income simulation modeling. The primary one is that the concept of an interest rate shock which would result in all interest rates moving in the same direction at a given point in time is highly unlikely. Factors such as competition and the management of interest rate changes by the Bank would significantly modify the impact of a rate shock.

Capital

A significant measure of the strength of a financial institution is its capital base. The Bank's regulators (primarily the FDIC) have classified and defined bank capital into the following components: (1) Tier I capital, which includes tangible shareholders' equity for common stock and qualifying preferred stock, and (2) Tier II capital, which includes a portion of the allowance for possible loan and lease losses, certain qualifying long-term debt and preferred stock which does not qualify for Tier I capital. Minimum capital levels for banks are regulated by risk-based capital adequacy guidelines which require a bank to maintain certain capital as a percent of a bank's assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A bank is required to maintain, at a minimum, Tier I capital as a percentage of risk-adjusted assets of 4% and combined Tier I and Tier II capital (Total Capital) as a percentage of risk-adjusted assets of 8%. As of December 31, 1998, the Bank's Tier I and Total Capital ratios were 10.84% and 12.10% respectively.

At December 31, 1998, the Bank's shareholders' equity was $13,619,000, an increase of $1,925,000 over shareholders' equity of $11,694,000 at December 31, 1997. The increase was attributable to net income of $1,831,000, a decrease in unrealized gains on securities available for sale, net of tax effect, of $5,000, an addition of $101,000 from the exercise of stock options, investments received through the Dividend Reinvestment Plan of $143,000 and a decrease of $145,000 resulting from the payment of cash dividends.

In addition to the risk-based guidelines, the Bank's regulators require that a bank which meets the regulator's highest performance and operating standards maintain a minimum leverage ratio (Tier I capital as a percentage of tangible assets) of 4%. For those banks with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased. The minimum leverage ratio for each bank is evaluated through the ongoing regulatory examination process. The Bank's leverage ratio was 6.84% as of December 31, 1997, 6.81% as of December 31, 1997, and 7.02% as of December 31, 1996. Management believes the Bank's leverage ratio as of December 31, 1998 meets the regulators' minimum ratio requirements.

Market Information

      On December 7, 1994, the Bank's Common Stock was listed for trading on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") SmallCap Market under the symbol "SKCB". Prior to that time, the Common Stock was quoted on the OTC Bulletin Board operated by the NASD under the symbol "SKYM".

      The table below sets forth, for the periods indicated, the reported high and low bid prices per share of Common Stock as reported by the NASDAQ. The following quotations represent prices between dealers and do not include retail markup, markdown or commissions and do not represent actual transactions:

                                           High                Low
---------------------------------------------------------------------
        1998 First Quarter               $15.00                $13.00
             Second Quarter               16.88                 13.31
             Third Quarter                17.75                 12.13
             Fourth Quarter               13.63                 11.25


        1997 First Quarter               $ 8.50                $ 7.38
             Second Quarter                8.25                  7.25
             Third Quarter                 9.38                  8.00
             Fourth Quarter               15.63                  8.88

Holders

      As of December 31, 1998, the Bank had approximately 731 shareholders of record.

Dividends

      During 1998 the Bank paid two cash dividends of $.03 per share each. They were paid on May 22, 1998 and November 16, 1998. The future dividend policy of the Bank is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial conditions, cash needs and general business conditions.

      The New Jersey Department of Banking and Insurance prohibits the payment of dividends under certain circumstances as set forth below. No cash dividends may be paid by the Bank unless, following the payment of each such dividend, the capital stock of the Bank will be unimpaired and the Bank will have a surplus of not less than fifty percent of its capital stock, or, if not, the payment of such dividend will not reduce the surplus of the Bank. The Bank will also be guided in its cash dividend policy by the FDIC requirements.

Year 2000 Compliance

      The Bank is aware of the issues associated with the programming code in existing computer systems as the "Year 2000" approaches. The Year 2000 problem is pervasive and complex as virtually every computer operation may be affected in some way by the rollover of a two-digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

      The Bank has formed a Committee, which has identified the areas that must be addressed. Those areas include the impact of the Year 2000 on the software and hardware utilized by the Bank, the impact of the Year 2000 on Bank's borrowers, the impact of the Year 2000 on the Bank's operating environment and meeting unusual cash withdrawals by the Bank's depositors. The Committee has supervised the testing of the computer hardware and software that is utilized by the Bank to assess its date sensitivity and ability to recognize the Year 2000. Testing indicates that all software and hardware used by the Bank is Year 2000 compliant. The Committee has drawn up contingency plans to address situations that could arise if the Bank's systems malfunction as a result of internal or external causes. The contingency plans also include procedures to provide additional liquidity in the event of unusual cash withdrawals by depositors. The Year 2000 activities include programs to raise the awareness of the Bank's borrowers of the nature of the Year 2000 issue. The Bank expects to incur costs of less than $10,000 to meet Year 2000 issues. In the opinion of Management, the impact of Year 2000 compliance on the Bank's earnings will not be material.

      The Bank's Y2K Committee has sent questionnaires to all of its primary vendors and service providers, inquiring as to the extent such vendors and providers are addressing Y2K Issues. The Committee has accepted a response of either a completed questionnaire, or the Y2K disclosure of the respondent. As of this date, the Bank is satisfied with the efforts and level of awareness and preparedness the respondents have exhibited, and the Bank does not have a relationship with a vendor at a level viewed by the Bank as unacceptable with respect to Y2K preparedness. The Bank does require, and has required since the beginning of 1999, potential borrowers to maintain a satisfactory level of awareness and preparation for Y2K issues.

      As noted above, the Bank has developed contingency plans for numerous Y2K scenarios, including a contract for a Disaster Recovery Processing Site, in the event of a complete failure of the Bank's operating system. The Bank intends to transact business from hard-copy account information, starting December 30, 1999, and continuing until the Bank's Y2K Committee is satisfied that the operating system is working properly. Such hard-copy information would be available to the Disaster Recovery Processing Site.

ITEM 3 -- PROPERTIES

      The Bank's principal offices are located at 24-26 Crossroads Center, Independence Township, New Jersey. The Bank leases these offices. Pursuant to the lease, the Bank rents approximately 6,159.15 square feet, which constitutes 19.57% of the rentable space in the center. The term of the lease expires September 30, 1998. The lease also provides the Bank with an option to extend the term from October 1, 1998 to September 30, 2002. The Bank exercised a one year lease option through September 30, 1999, and has a series of options extending through September 30, 2002. It is currently anticipated that the Bank will be moving to a new main office and administrative facility on or about December 1, 1999, at which time a longer-term lease will be negotiated at this site for a reduced space.

      The Bank leases the Roxbury Branch pursuant to a lease agreement with Eva Mandel, the landlord, which provides for the leasing of approximately 2,300 square feet in an office located at 262 Route 10, Roxbury, New Jersey. The lease has an initial five-year term which ends on September 30, 1999. The lease also provides the Bank with an option to extend the lease for an additional five-year term ending September 30, 2004.

      In connection with the acquisition of the Netcong Branch, the Bank assumed the obligations under the existing lease agreement with Ten Properties, L.P., the landlord, for the Netcong Branch, which is located at 9 Ledgewood Avenue, Netcong, New Jersey. This office occupies approximately 1,670 square feet. In July, 1996, pursuant to an option contained in the lease, the Bank purchased the branch for a purchase price of $400,000.

      The Bank leases the Jefferson Branch pursuant to a lease agreement with 15 South Plaza, A Limited Partnership, the landlord, which provides for the leasing of approximately 2,500 square feet in an office, located in Suite 101, 664 Route 15 South, Lake Hopatcong, Roxbury, New Jersey. The lease has an initial five-year term which ends on November 30, 2002. The lease also provides the Bank with an option to extend the lease for an additional five-year term ending November 30, 2007.

      The Bank leases the Byram Branch pursuant to a lease agreement with RoNetco Supermarkets, Inc., the landlord, which provides for the leasing of approximately 450 square feet in the ShopRite supermarket located at 90-80 Route 206, Stanhope, New Jersey. The lease has an initial 5 year term which ends on June 12, 2003, and provides for two 5-year renewal options.

      During 1998, the Bank paid aggregate rentals under the foregoing leases of approximately $193,000. The average remaining term of these leases is approximately 2.3 years (without giving effect to any right of the Bank to renew these leases).

      The Bank also owns the property and building located at 157 Route 31 North, Oxford, New Jersey, which the Bank acquired in March 1996. The building at this location consists of approximately 1,400 square feet. There are no encumbrances on this property.

      The Bank also owns the property and building located at 272 Route 46, Rockaway, New Jersey, which the Bank acquired on November 10, 1998. The building at this location consists of approximately 7,900 square feet, of which the Bank occupies 3,000 square feet, and leases the remainder. There are no encumbrances on this property.

      Management believes the foregoing facilities are suitable for the Bank's present operations.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth, as of March 9, 1999, information with respect to the Common Stock ownership of each person known by the Bank to own beneficially more than 5% of the shares of the Bank's Common Stock, and the beneficial ownership of all directors individually and all officers and directors as a group:

Name & Address of               Amount and Nature of                  Percent
Beneficial Owner(1)             Beneficial Owner                      of Class
-------------------             ----------------                      --------
Norman S. Baron                      65,475 (2)                        2.75%

James L. Cochran                     32,036 (3)                        1.35%

Daniel M. DiCarlo, Jr.               19,178 (4)                         *

Michael Halpin                       75,686 (5)                        3.18%

Ralph C. Knechel                     26,632 (6)                        1.12%

J. William Noeltner                  83,123 (7)                        3.50%

Denis H. O'Rourke                    35,139 (8)                        1.48%

Paul J. Pinizzotto                   61,774 (9)                        2.60%

Dominick V. Romano                  211,836 (10)                       8.91%

Mark F. Strauss                      15,464 (11)                        *

Norman Worth                          4,256 (12)                        *

All directors & principal
 officers as a group
 (13 persons)                       669,588 (13)                      28.16%

----------

*     Ownership of less than 1%.

(1) The address for all persons listed is c/o Skylands Community Bank, P.O. Box 507, Hackettstown, New Jersey 07840.

(2) Includes 11,312 shares and stock options for 4,859 shares owned directly, 245 shares owned by Mr. Baron's wife, 24,612 shares owned jointly with his wife, 20,029 shares owned by the Trust Company of America MMP, and 4,020 shares owned by the Trust Company of America Profit Sharing Plan. Also includes 848 shares held in a trust for his daughter's benefit of which Mr. Baron's wife is trustee. Mr. Baron disclaims beneficial ownership of the shares held in trust for his daughter.

(3) Includes 7,842 shares and stock options for 7,064 shares owned directly and 15,941 shares owned jointly by Mr. Cochran and his wife.

(4) Includes 11,542 shares and stock options for 7,064 shares owned directly, and 572 shares owned by Mr. DiCarlo's immediate family.

(5) Includes vested stock options for 64,752 shares, but does not include non-vested options for an additional 87,855 shares.

(6) Includes 9,649 shares and stock options for 7,064 shares owned directly. Also includes 9,649 shares owned by Mr. Knechel's wife of which Mr. Knechel disclaims beneficial ownership.

(7) Includes 69,444 shares and stock options for 4,859 shares owned directly, and 8,820 shares owned by Skylands Investment Corp. (of which Mr. Noeltner is the sole owner).

(8) Includes 205 shares and stock options for 4,308 shares owned directly, and 30,626 shares owned by Mr. O'Rourke's wife of which Mr. O'Rourke disclaims beneficial ownership.

(9) Includes 39,705 shares and stock options for 7,064 shares owned directly and 15,635 shares owned jointly with his wife.

(10) Includes 0 shares owned directly, stock options for 3,026 shares, 49,943 shares over which Mr. Romano shares voting and investment power with his wife, 144,792 shares owned by RoNetco Supermarkets, Inc., of which Mr. Romano is one of the owners, and 13,895 shares owned by members of Mr. Romano's immediate family, for which Mr. Romano disclaims beneficial ownership.

(11) Includes 10,631 shares and stock options for 4,308 shares owned directly, and 525 shares owned by Mr. Strauss' parents.

(12)  Includes 1,050 shares and stock options for 3,206 shares owned directly.

(13) Includes 6,217 shares and immediately exercisable stock options for 32,772 shares, in addition to shares and stock options described in notes 2-12.

ITEM 5 - DIRECTORS AND EXECUTIVE OFFICERS

Direction of the Bank is vested in the Board of Directors which must consist of not less than five nor more than twenty five persons who are elected under the Bank's Certificate of Incorporation. The term of each Director is one year. The board presently consists of eleven Directors, each of whom has served as a Director of the Bank since its inception, except for Michael Halpin, who joined the Board of Directors in 1995, and Norman Worth, who joined in 1997.

The Board of Directors of the Company will initially consist of the members of the Board of Directors of the Bank. Each Director of the Company is to serve a three-year term and until his successor is duly elected by the shareholders of the Company and qualified to serve on the Board of Directors; membership in the Board of Directors is staggered, as is set forth in the Company's Certificate of Incorporation.

Set forth below are the names and certain biographical information regarding the Directors of the Bank:

----------------------------------------------------------------------------------------------------------------------------
                                           Positions and Offices
Name                              Age      held with the Bank       Principal Occupations for Past Five Years
----                              ---      ------------------       --------------------- -------------------
----------------------------------------------------------------------------------------------------------------------------
Norman S. Baron                   53       Director and Secretary   President and Chief Executive Officer of Baron's
                                                                    Hallmark Shops.

----------------------------------------------------------------------------------------------------------------------------
James L. Cochran                  69       Director                 Owner and President of Cochran Funeral Home, Inc.
                                                                    (retired).

----------------------------------------------------------------------------------------------------------------------------
Daniel M. DiCarlo, Jr.            60       Director                 President and Chief Executive Officer of Area Lighting
                                                                    Research Inc.;  President and Chief Executive Officer
                                                                    of East Rock Manufacturing & Technology, Inc. and Bolt
                                                                    Electric Inc.; Partner in Asbury Leasing Co. and NUJA
                                                                    Realty Co.; Secretary and Treasurer of WOJO Inc.

----------------------------------------------------------------------------------------------------------------------------
Michael Halpin                    56       Director, President      Currently President and Chief Executive Officer of the
                                           and Chief Executive      Bank; August 1990 to May 1995, President and Chief
                                           Officer                  Executive Officer of Lakeland Savings Bank and
                                                                    Lakeland First Financial Group, Inc.

----------------------------------------------------------------------------------------------------------------------------
Ralph C. Knechel                  72       Director                 President of Knechel Ford automobile dealership
                                                                    (retired).

----------------------------------------------------------------------------------------------------------------------------
J. William Noeltner               62       Director and Vice        Chairman of Insurance & Risk Managers, Inc. (division
                                           Chairman                 of Traber and Vreeland, Inc.); President, Skylands
                                                                    Investment Corp.

----------------------------------------------------------------------------------------------------------------------------
Denis H. O'Rourke                 58       Director and Chairman    President of Skylands Development Group, Inc. (real
                                                                    estate development); 1984 to 1993, principal of Axial
                                                                    Investors Group, Inc. (real estate development).

----------------------------------------------------------------------------------------------------------------------------
Paul J. Pinizzotto                51       Director                 Senior Vice President of The Vizzoni Group (real
                                                                    estate development).

----------------------------------------------------------------------------------------------------------------------------
Dominick V. Romano                64       Director                 Vice President and Chief Executive Officer of RoNetco
                                                                    Supermarkets, Inc.; Chairman of Readington Farms Inc.;
                                                                    Director and Treasurer of Wakefern Food Corporation;
                                                                    Partner in P&D Realty and PECD Realty.

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                           Positions and Offices
Name                              Age      held with the Bank       Principal Occupations for Past Five Years
----                              ---      ------------------       --------------------- -------------------
----------------------------------------------------------------------------------------------------------------------------
Mark F. Strauss                   47       Director                 Corporate Counsel for Applied Wastewater Technology,
                                                                    Inc.; General Counsel to VBCC, Inc. (formerly Vizzoni
                                                                    Bros. Construction Co.); Of Counsel to Mauro, Savo,
                                                                    Camerino & Grant (law firm).

----------------------------------------------------------------------------------------------------------------------------
Norman Worth                      47       Director                 Partner, Vice President and General Manager of Radio
                                                                    New Jersey (parent company of WRNJ); Partner in
                                                                    Tri-Caps (telecommunications).
----------------------------------------------------------------------------------------------------------------------------

No director of the Bank is also a director of a company having a class of securities registered under Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

PRINCIPAL OFFICERS

Set forth below is the name of and certain biographical information regarding the additional principal officers of the Bank who do not also serve as a Director. The term of office for each officer is one year.

Dan E. Marcmann - Mr. Marcmann, 45, is the Senior Vice President and Treasurer of the Bank, having served as Vice President and Treasurer of the Bank from its inception to the present. From 1986 to 1989, Mr. Marcmann served as Vice President - Regional Coordinator of Operations and Sales for Carteret Savings Bank in Morristown, New Jersey, during which time Mr. Marcmann was responsible, among other things, for overseeing regulatory compliance, preparing and administering budgets and reviewing personnel performance. Mr. Marcmann later served as Carteret's Vice President - Retail Lending Manager and was responsible for directing promotional efforts and implementing marketing strategies.

Bruce L. Schott - Mr. Schott, 58, is the Senior Vice President and Senior Loan Officer of the Bank, having served as Vice President and Senior Loan Officer of the Bank from July 1990 to the present. From 1986 to July 1990, Mr. Schott served as the Regional Lender of First Fidelity Bank, North Jersey and was responsible for overseeing commercial lending operations for eight branches.

ITEM 6 -- EXECUTIVE COMPENSATION

      The following table sets forth the compensation paid during the last three fiscal years to the Bank's chief executive officer and to each of the Bank's four highest paid executive officers earning over $100,000 during fiscal year 1998. The following table does not include directors' fees.

                           SUMMARY COMPENSATION TABLE

                                                             Long Term
                                                            Compensation
                                                            ------------
                                       Annual Compensation     Awards
                                 -----------------------------------------------------
Name and                                                     Securities     All Other
Principal                                                    Underlying    Compensation
Position                Year     Salary($)    Bonus($)       Options(#)        ($)
--------------------------------------------------------------------------------------
Michael Halpin,         1998     $176,628     $30,000              -0-      $8,013(1)
President and Chief     1997     $176,631     $30,000          114,056       7,180(1)
Executive Officer       1996     $153,603     $12,670              551       7,021(1)

----------

(1)   Represents $1,560, $1,527, and $1,368 received in 1998, 1997 and 1996, respectively, pursuant to the Bank's matched savings plan, matching contributions to the 401(k) plan of $5,600, $4,800 and $4,800 in each of 1998, 1997 and 1996, respectively, and $853, $853, and $853 in insurance premiums paid in 1998, 1997, and 1996, respectively, by the Bank with respect to term life insurance maintained for the benefit of Mr. Halpin.

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

      On December 31, 1998, Michael Halpin exercised options for 4,000 shares of common stock, at an exercise price of $5.16 per share The following table sets forth for the named executive officers of the Bank, the number of unexercised options held at December 31, 1998 and the potential value thereof based on the closing per share sales price of the Bank's Common Stock of $12.00 on December 31, 1998.

                                    Number of Securities               Value of Unexercised
                                    Underlying Unexercised Options     In-the-Money Options at FY-End
                                    at FY-End (#)                      ($)(1)

                                    Exercisable (E)/                   Exercisable (E)/
Name                                Unexercisable (U)                  Unexercisable (U)
-----------------------------------------------------------------------------------------------------
Michael Halpin,                          53,403(E)                         $281,047(E)
 President &                             99,204(U)                         $349,021(U)
 Chief Executive Officer

(1) Value based on actual closing per share sales price of the Bank's Common Stock of $12.00 on December 31, 1998.

Employment Agreement

      In May, 1998, the Bank entered into an Amended and Restated Employment Agreement ("Employment Agreement") with Michael Halpin pursuant to which Mr. Halpin serves as the President and Chief Executive Officer of the Bank. From and after May 23, 1999, and on each May 23rd thereafter until the Employment Agreement is terminated, the Employment Agreement is automatically extended for 36-month periods at an annual salary of $140,000 (subject to increases in the discretion of the Bank). The Employment Agreement also provides that Mr. Halpin may terminate his employment with the Bank upon the happening of certain events following a "change in control" of the Bank (as defined in the Employment Agreement). In the event Mr. Halpin is terminated by the Bank without cause, or Mr. Halpin terminates his employment following a change in control, Mr. Halpin would be entitled to severance equal to the amount of salary he would have received under the agreement had it not been terminated or two times his salary in effect at the time of termination, whichever is greater.

ITEM 7 -- INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

      The Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with its directors and officers (and to entities associated with such persons). Management believes that these transactions were on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with other persons of similar creditworthiness, and did not involve more than a normal risk of collectibility or present other unfavorable features.

ITEM 8 -- DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 10,000,000 shares of common stock, $2.50 par value, and 1,000,000 shares of preferred stock, par value $10 per share. The Bank currently has 2,371,432 shares issued and outstanding. In addition, the Bank has issued options, as of December 31, 1998, for an aggregate of 320,668 shares of common stock. Upon consummation of the Acquisition, the Company will issue one share of Common Stock for each share of Bank Common Stock, and so will have approximately 2,371,432 shares outstanding. In addition, the Company will assume all of the Bank's current stock option plans, reserving 320,668 shares for issuance thereunder. No preferred stock will be outstanding upon consummation of the Acquisition.

Dividends. The Company may pay dividends as declared from time to time by the Company's Board of Directors out of funds legally available therefor, subject to certain restrictions. Since dividends from the Bank will be the Company's sole source of income, any restriction on the Bank's ability to pay dividends will act as a restriction on the Company's ability to pay dividends. Under the New Jersey Banking Act of 1948 (the "Banking Act"), no cash dividend may be paid by the Bank unless, following the payment of such dividend, the capital stock of the Bank will be unimpaired and the Bank will have a surplus of no less than 50% of its capital stock or, if not, the payment of such dividend will not reduce the surplus of the Bank. In addition, the Bank cannot pay dividends in such amounts as would reduce its capital below the minimums imposed by regulation.

Voting Rights. Each holder of the Common Stock is entitled to one vote for each share held on all matters voted upon by the shareholders, including the election of directors. There is no cumulative voting in the election of directors.

Rights in Liquidation. In the event of a liquidation, dissolution or winding up of the Company, each holder of the Common Stock would be entitled to receive a pro rata portion of all assets of the Company available for distribution to holders of the Common Stock after payment of all debts and liabilities of the Company.

No Preemptive Rights; Redemption. Holders of shares of the Common Stock are not entitled to preemptive rights with respect to any shares of the Common Stock that may be issued. The Common Stock is not subject to call or redemption and is fully paid and non-assessable.

TRANSFER AGENT

The Company's transfer agent for the Common Stock will be American Stock Transfer & Trust Co., with offices at 40 Wall Street, New York, New York 10005.

Part II

ITEM 1 -- MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

      The Bank had 731 shareholders of record as of December 31, 1998. In connection with the Plan the Holding Company has applied to have its Common Stock approved for listing on NASDAQ SmallCap Market. Although the Holding Company Common Stock may be listed on the NASDAQ Small Cap Market, no assurances can be given that an active and liquid trading market will develop for the Holding Company common stock or that if such a market develops, that it will be maintained.

The table below sets forth, for the periods indicated, the reported high and low bid prices per share of the Bank's Common Stock as reported by the NASDAQ. The following quotations represent prices between dealers and do not include retail markup, markdown or commissions and do not represent actual transactions:

                                          High                Low
          ---------------------------------------------------------
               1998
               ----
          First Quarter                  $15.00              $13.00
          Second Quarter                  16.88               13.31
          Third Quarter                   17.75               12.13
          Fourth Quarter                  13.63               11.25

               1997
               ----
          First Quarter                  $ 8.50              $ 7.38
          Second Quarter                   8.25                7.25
          Third Quarter                    9.38                8.00
          Fourth Quarter                  15.63                8.88

      During 1998 the Bank paid two cash dividends of $.03 per share each. They were paid on May 22, 1998 and November 16, 1998. On March 10, 1999, the Bank declared a 5% stock dividend and a cash dividend of $0.02 per share, payable April 16, 1999 to shareholders of record on March 31, 1999. The future dividend policy of the Bank is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial conditions, cash needs and general business conditions. Although the amount of future dividends will be determined by the Board of Directors of the Holding Company based upon the Holding Company's earnings, capital needs, financial condition and other relevant factors, the Holding Company currently intends to adhere to the dividend policy previously established by the Bank.

                  The New Jersey Department of Banking and Insurance prohibits the payment of dividends under certain circumstances, as set forth in this paragraph. No cash dividends may be paid by the Bank unless, following the payment of each such dividend, the capital stock of the Bank will be unimpaired and the Bank will have a surplus of not less than fifty percent of its capital stock, or, if not, the payment of such dividend will not reduce the surplus of the Bank. The Bank will also be guided in its cash dividend policy by the FDIC requirements.

ITEM 2 -- LEGAL PROCEEDINGS

The Bank is not a party to any legal proceedings other than routine litigation incidental to the Bank's business. The Bank believes that none of these proceedings would, if adversely determined, have a material effect on the bank's consolidated financial condition or results of operations.

ITEM 3 -- CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not applicable.

ITEM 4 -- RECENT SALES OF UNREGISTERED SECURITIES

The Company has not sold any securities over the past three years. Other than for purposes of stock dividends, dividend reinvestment, and stock option plans, the Bank has not issued any securities over the past three years. Issuance of the Common Stock in the Acquisition will be exempt from registration pursuant to
Section 3(a)(12) of the Securities Act of 1933, as amended.

ITEM 5 -- INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Certificate of Incorporation of the Company provides that the Company shall indemnify its present and former officers, directors, employees and agents and persons serving at its request against expenses, including attorneys' fees, judgments, fines or amounts paid in settlement incurred in connection with any pending or threatened civil or criminal proceeding to the fullest extent permitted by the New Jersey Business Corporation Act. The Certificate of Incorporation also provides that such indemnification shall not exclude any other rights to indemnification to which a person may otherwise be entitled, and authorizes the Company to purchase insurance on behalf of any of the persons enumerated against any liability whether or not the Company would have the power to indemnify him under the provisions of the Certificate of Incorporation.

The New Jersey Business Corporation Act empowers a corporation to indemnify a corporate agent against his expenses and liabilities incurred in connection with any proceeding (other than a derivative lawsuit) involving the corporate agent by reason of his being or having been a corporate agent if (a) the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal proceeding, the corporate agent had not reasonable cause to believe his conduct was unlawful. For purposes of the Act, the term "corporate agent" includes any present or former director, officer, employee or agent of the corporation, and a person serving as a "corporate agent" for any other enterprise at the request of the corporation.

With respect to any derivative action, the corporation is empowered to indemnify a corporate agent against his expenses (but not his liabilities) incurred in connection with any proceeding involving the corporate agent by reason of his being or having been a corporate agent if the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, only the court in which the proceeding was brought can empower a corporation to indemnify a corporate agent against expenses with respect to any claim, issue or matter as to which the agent was adjudged liable for negligence or misconduct.

The corporation may indemnify a corporate agent in a specific case if a determination is made by any of the following that the applicable standard of conduct was met: (i) the Board of Directors, or a committee thereof, acting by a majority vote of a quorum consisting of disinterested directors; (ii) by independent legal counsel if there is not a quorum of disinterested directors or if the disinterested quorum empowers counsel to make the determination; or (iii) by the stockholders.

A corporate agent is entitled to mandatory indemnification to the extent that the agent is successful on the merits or otherwise in any proceeding, or in defense of any claim, issue or matter in the proceeding. If a corporation fails or refuses to indemnify a corporate agent, whether the indemnification is permissive or mandatory, the agent may apply to a court to grant him the requested indemnification. In advance of the final disposition of a proceeding, the corporation may pay an agent's expenses if the agent agrees to repay the expenses unless it is ultimately determined that he is entitled to indemnification.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

      (i) Statements of Condition as of December 31, 1998 and 1997, respectively.

      (ii) Statements of Income for the years ended December 31, 1998, 1997 and 1996, respectively.

      (iii) Statements of Changes in Shareholders' Equity for the years ended December 31, 1998, 1997 and 1996, respectively.

      (iv) Statements of Cash Flows for the years ended December 31, 1998, 1997 and 1996, respectively.

      (v)   Notes to Financial Statements, December 31, 1998, 1997 and 1996.

      (vi)  Report of Independent Public Accountants, January 21, 1999.

      (vii) Statements of Condition, March 31, 1999 and December 31, 1998.

      (viii)Statements of Income, 3 months ended March 31, 1999 and 1998.

      (ix) Statements of Changes in Shareholders Equity to the three months ended March 31, 1999.

      (x) Statements of Cash Flows for the 3 months ended March 31, 1999 and 1998.

                                                  SKYLANDS COMMUNITY BANK
                                           CONSOLIDATED STATEMENTS OF CONDITION

ASSETS                                                                          December 31, 1998        December 31, 1997
--------------------------------------------------------------------------------------------------------------------------
CASH AND DUE FROM BANKS
                    Non interest-bearing                                               $4,367,000               $5,446,000
                    Interest-bearing                                                      592,000                  667,000
FEDERAL FUNDS SOLD                                                                      2,500,000                  100,000
                                                                                     ------------             ------------
                                       Total cash and cash equivalents                  7,459,000                6,213,000
                                                                                     ------------             ------------
SECURITIES
                    Available for sale, at market value                                18,816,000               23,817,000
                    Held to maturity, at amortized cost (market value of
                    $31,771,000 in 1998 and $23,321,000 in 1997)                       31,566,000               23,105,000
                                                                                     ------------             ------------
                                                      Total securities                 50,382,000               46,922,000
                                                                                     ------------             ------------
LOANS                                                                                 117,323,000               90,441,000
                    Less-
                    Unearned income                                                     (182,000)                (157,000)
                    Allowance for possible loan and lease losses                      (1,873,000)              (1,374,000)
                                                                                     ------------             ------------
                                                             Net loans                115,268,000               88,910,000
                                                                                     ------------             ------------
PREMISES AND EQUIPMENT, net                                                             2,865,000                1,610,000
ACCRUED INTEREST RECEIVABLE                                                               906,000                  876,000
OTHER REAL ESTATE                                                                         105,000                  266,000
OTHER ASSETS                                                                            2,550,000                2,291,000
                                                          Total assets               $179,535,000             $147,088,000
                                                                                     ============             ============

LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------------
LIABILITIES
DEPOSITS
                    Demand-
                    Non interest-bearing                                              $30,234,000              $26,908,000
                    Interest-bearing                                                   22,357,000               17,067,000
                    Savings                                                            53,636,000               35,254,000
                    Time                                                               59,032,000               55,688,000
                                                                                     ------------             ------------
                                                        Total deposits                165,259,000              134,917,000
                                                                                     ------------             ------------
INCOME TAXES PAYABLE                                                                      130,000                        -
ACCRUED EXPENSES AND OTHER LIABILITIES                                                    527,000                  477,000
                                                                                     ------------             ------------
                                                     Total liabilities                165,916,000              135,394,000
                                                                                     ------------             ------------
COMMITMENTS AND CONTINGENCIES(Note 14)

SHAREHOLDERS' EQUITY
                    COMMON STOCK, par value $2.50 per share; 10,000,000 shares authorized; 2,371,432 and 2,237,058 shares issued
                         and outstanding in 1998 and 1997, respectively                 5,929,000                5,593,000
                    ADDITIONAL PAID-IN CAPITAL                                          4,998,000                3,514,000
                    RETAINED EARNINGS                                                   2,562,000                2,452,000
                    ACCUMULATED OTHER COMPREHENSIVE INCOME                                130,000                  135,000
                                                                                     ------------             ------------
                                            Total shareholders' equity                 13,619,000               11,694,000
                                                                                     ------------             ------------
                            Total liabilities and shareholders' equity               $179,535,000             $147,088,000
                                                                                     ============             ============

                     The accompanying notes to financial statements are an integral part of these statements.

                                                 SKYLANDS COMMUNITY BANK
                                             CONSOLIDATED STATEMENTS OF INCOME
                                   FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                                         1998             1997              1996
                                                                                     ------------     ------------      ------------
INTEREST INCOME
              Interest and fees on loans                                             $  9,337,000     $  7,361,000      $  5,355,000
              Interest on securities                                                    3,070,000        2,838,000         2,663,000
              Interest on Federal Funds sold                                              130,000          164,000           159,000
                                                                                     ------------     ------------      ------------
                                       Total interest income                           12,537,000       10,363,000         8,177,000
INTEREST EXPENSE                                                                        5,170,000        4,325,000         3,652,000
                                                                                     ------------     ------------      ------------
                                       Net interest income                              7,367,000        6,038,000         4,525,000

PROVISION FOR POSSIBLE LOAN AND LEASE LOSSES                                              665,000          632,000           488,000
                                       Net interest income after provision
                                            for possible loan and lease losses          6,702,000        5,406,000         4,037,000
OTHER INCOME
              Service charges and other fees                                              647,000          554,000           373,000
              Gain (loss) on sale of securities                                            62,000          (10,000)           31,000
              Other                                                                       180,000          129,000           104,000
                                                                                     ------------     ------------      ------------
                                       Total other income                                 889,000          673,000           508,000
OTHER EXPENSES
              Salaries and employee benefits                                            2,283,000        1,786,000         1,566,000
              Occupancy expense                                                           467,000          348,000           352,000
              Equipment expense                                                           149,000          107,000            96,000
              Other operating expenses                                                  1,828,000        1,597,000         1,311,000
                                                                                     ------------     ------------      ------------
                                       Total other expenses                             4,727,000        3,838,000         3,325,000
INCOME BEFORE PROVISION FOR INCOME TAXES                                                2,864,000        2,241,000         1,220,000
PROVISION FOR INCOME TAXES                                                              1,033,000          817,000           470,000
                                                                                     ------------     ------------      ------------
                                       Net income                                    $  1,831,000     $  1,424,000      $    750,000
                                                                                     ============     ============      ============
WEIGHTED AVERAGE SHARES OUTSTANDING
              Basic                                                                     2,355,839        2,345,052         2,340,356
                                                                                     ============     ============      ============
              Diluted                                                                   2,472,008        2,393,656         2,365,897
                                                                                     ============     ============      ============
BASIC EARNINGS PER SHARE                                                             $       0.78     $       0.61      $       0.32
                                                                                     ============     ============      ============
DILUTED EARNINGS PER SHARE                                                           $       0.74     $       0.59      $       0.32
                                                                                     ============     ============      ============

                     The accompanying notes to financial statements are an integral part of these statements.

                                                       SKYLANDS COMMUNITY BANK
                                     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                        FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                                      Accumulated
                                                        Additional                        Other                            Total
                                           Common        Paid-In       Retained      Comprehensive    Comprehensive    Shareholders'
                                           Stock         Capital       Earnings      Income (Loss)       Income           Equity
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, December 31, 1995                  $5,566,000     $3,486,000   $   390,000       $   115,000                   $  9,557,000
Exercise of stock options                        7,000          4,000             0                 0                         11,000
Change in unrealized loss
              on securities available
              for sale, net of income
              taxes                                  0              0             0         (152,000)       $(152,000)     (152,000)
Net income - 1996                                    0              0       750,000                 0         750,000        750,000
                                                                                                       ----------------
Comprehensive income                                                                                          598,000
                                         -------------------------------------------------------------------------------------------
BALANCE, December 31, 1996                   5,573,000      3,490,000     1,140,000          (37,000)                     10,166,000
Exercise of stock options                       20,000         24,000             0                 0                         44,000
Cash dividend ($.05 per share)                       0              0     (112,000)                 0                      (112,000)
Change in unrealized gain
              on securities available
              for sale, net of                       0              0             0           172,000         172,000        172,000
              income taxes
Net income - 1997                                    0              0     1,424,000                 0       1,424,000      1,424,000
                                                                                                       ----------------
Comprehensive income                                                                                        1,596,000
                                         -------------------------------------------------------------------------------------------
BALANCE, December 31, 1997                   5,593,000      3,514,000     2,452,000           135,000                     11,694,000
Exercise of stock options                       28,000         73,000             0                 0                        101,000
5% Stock dividend                              279,000      1,297,000   (1,576,000)                 0                              0
Dividend reinvestment plan                      29,000        114,000             0                 0                        143,000
Cash dividends ($.06 per share)
              and payments for fractional
              shares                                 0              0     (145,000)                 0                      (145,000)
Change in unrealized loss
              on securities available
              for sale, net of income
              taxes                                  0              0             0           (5,000)         (5,000)        (5,000)
Net income - 1998                                    0              0     1,831,000                 0       1,831,000      1,831,000
                                                                                                       ----------------
Comprehensive income                                                                                       $1,826,000
                                         -------------------------------------------------------------------------------------------
BALANCE, December 31, 1998                  $5,929,000     $4,998,000    $2,562,000          $130,000                    $13,619,000
                                         ===========================================================================================

                     The accompanying notes to financial statements are an integral part of these statements.

                                                       SKYLANDS COMMUNITY BANK
                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                                       1998              1997              1996
                                                                                   ------------      ------------      ------------
OPERATING ACTIVITIES
         Net income                                                                $  1,831,000      $  1,424,000      $    750,000
         Adjustments to reconcile net income to net cash
         (used in) provided by operating activities-
                Provision for possible loan and lease losses                            665,000           632,000           488,000
                Provision for other real estate valuation allowance                           0           (21,000)           21,000
                Depreciation and amortization                                           359,000           290,000           272,000
                (Gain) loss on sale of securities                                       (62,000)           10,000           (31,000)
                Premium amortization on securities, net                                 334,000           250,000           321,000
                Deferred tax benefit                                                   (122,000)         (148,000)         (124,000)
                Increase in accrued interest receivable                                 (30,000)         (138,000)           (9,000)
                Decrease (increase) in other assets                                    (120,000)           (6,000)           17,000
                (Decrease) increase in Federal Funds purchased                                0        (2,900,000)        1,400,000
                (Decrease) increase in taxes payable                                    130,000          (406,000)          314,000
                Increase in accrued expenses and other liabilities                       50,000           224,000            58,000
                                                                                   ------------      ------------      ------------
                         Net cash (used in) provided by operating activities          3,035,000          (789,000)        3,477,000
                                                                                   ------------      ------------      ------------
INVESTING ACTIVITIES
         Purchases of securities-
               Available for sale                                                    (6,163,000)       (5,136,000)       (2,406,000)
               Held to maturity                                                     (18,870,000)      (11,035,000)       (8,305,000)
         Maturities of securities-
               Available for sale                                                     5,902,000         5,546,000         3,970,000
               Held to maturity                                                      10,179,000         2,780,000         1,802,000
         Sales of securities-
               Available for sale                                                     5,213,000         3,706,000         4,810,000
               Net increase in loans                                                (27,023,000)      (23,201,000)      (22,213,000)
         Capital expenditures                                                        (1,468,000)         (194,000)         (976,000)
                                                                                   ------------      ------------      ------------
                         Net cash used in investing activities                      (32,230,000)      (27,534,000)      (23,318,000)
                                                                                   ------------      ------------      ------------
FINANCING ACTIVITIES
         Increase in deposits                                                        30,342,000        28,726,000        17,948,000
         Proceeds from the issuance of common stock, net                                244,000            44,000            11,000
         Dividends paid                                                                (145,000)         (112,000)                0
                                                                                   ------------      ------------      ------------
                         Net cash provided by financing activities                   30,441,000        28,658,000        17,959,000
                                                                                   ------------      ------------      ------------
                         Increase (decrease) in cash and cash equivalents             1,246,000           335,000        (1,882,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                        6,213,000         5,878,000         7,760,000
                                                                                   ------------      ------------      ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                           $  7,459,000      $  6,213,000      $  5,878,000
                                                                                   ============      ============      ============
SUPPLEMENTAL DISCLOSURES
         Cash paid during the year for-
                         Interest                                                  $  5,070,000      $  4,314,000      $  3,606,000
                         Income taxes                                                   942,000         1,392,000           359,000
Loans reclassified to other real estate                                                       0           121,000           524,000
                                                                                   ============      ============      ============

                     The accompanying notes to financial statements are an integral part of these statements.

                                                   NOTES TO FINANCIAL STATEMENTS
================================================================================
                                                December 31, 1998, 1997 and 1996

(1) ORGANIZATION AND PRINCIPLES OF CONSOLIDATION

      Skylands Community Bank is a state chartered financial institution which commenced operations in 1990. It is a full service community bank primarily serving Warren, Sussex and Morris counties, New Jersey through its seven banking locations.

      The consolidated financial statements include all of the accounts of Skylands Community Bank and its New Jersey investment company subsidiary (collectively, the Bank). All intercompany transactions have been eliminated.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
--------------------------------------------------------------------------------
      The accompanying consolidated financial statements, which are prepared in conformity with generally accepted accounting principles, require the use of management estimates. The most significant estimate with regard to these financial statements relates to the allowance for possible loan and lease losses, and the carrying value of other real estate and the fair value of financial instruments, as discussed in Notes 4, 6 and 16. Actual results may differ from those assumed in management's estimates.

Securities
--------------------------------------------------------------------------------
      The Bank classifies its securities into three categories, as follows: (1) held for investment purposes (held to maturity), (2) available for sale and (3) held for trading purposes.

      Securities for which the Bank has the ability and intent to hold to maturity are classified as held to maturity. These securities are carried at cost adjusted for amortization of premiums and accretion of discounts using the interest method. Securities which are held for indefinite periods of time which management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, increased capital requirements or other similar factors, are classified as available for sale and are carried at their fair value. Differences between a security's amortized cost and fair value is credited/charged directly to shareholders' equity, net of income taxes. The cost of securities sold is determined on a specific identification basis. Gains and losses on sales of securities are recognized in the statement of income upon sale.

      The Bank has no securities held for trading purposes as of December 31, 1998 or 1997.

Allowance for Possible Loan and Lease Losses
--------------------------------------------------------------------------------
      The allowance for possible loan and lease losses is maintained at a level considered adequate to provide for potential loan losses, although, ultimate losses may vary from current estimates. Adjustments to the allowance are reflected in operations in the period in which they become known. The allowance is increased by provisions charged to expense and reduced by net charge-offs. The level of the allowance is based on management's evaluation of potential losses in the loan portfolio, after consideration of appraised collateral values, financial condition of the borrowers, as well as prevailing and anticipated economic conditions. Credit reviews of the loan portfolio, designed to identify potential charges to the allowance, are made on a periodic basis during the year by senior management.

Impaired Loans
--------------------------------------------------------------------------------
      Accounting standards require that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan's original, effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Large groups of smaller-balance homogeneous loans, such as residential mortgage loans, credit card loans and consumer loans are collectively evaluated for impairment.

NOTES TO FINANCIAL STATEMENTS
================================================================================

Premises and Equipment
--------------------------------------------------------------------------------
      Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily on the straight-line method over the estimated useful lives (or the lease term, if shorter, for leasehold improvements) of the assets.

Other Real Estate
--------------------------------------------------------------------------------
      Other real estate includes loan collateral that has been formally foreclosed. All amounts have been transferred into and carried in other real estate at the lower of the loan value or fair market value less estimated costs to sell the underlying collateral. The Bank incurred expenses related to such properties and made adjustments to their carrying values resulting in net expenses of $26,000, $74,000 and $37,000 in 1998, 1997 and 1996, respectively, which is included in other operating expenses in the accompanying financial statements.

Intangibles
--------------------------------------------------------------------------------
      Core deposit intangibles relating to premiums paid on the acquisition of deposits are amortized on a straight-line basis over 15 years.

Income Taxes
--------------------------------------------------------------------------------
      Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Cash and Cash Equivalents
--------------------------------------------------------------------------------
      Cash and cash equivalents include cash on hand, non interest and interest-bearing amounts due from banks and Federal Funds sold. Generally, Federal Funds are sold for a one day period.

Interest Income And Fees On Loans
--------------------------------------------------------------------------------
      Interest on loans is credited to operations primarily based upon the principal amount outstanding. When management believes there is sufficient doubt as to the ultimate collectibility of interest on any loan, the accrual of applicable interest is discontinued. Net loan origination fees are deferred and amortized over the life of the related loan as an adjustment to the loan yield.

      In the case of unsecured installment loans, the Bank is obliged to charge them off after 90 days, unless there is a strong possibility of collection. All other loans are generally secured by liens on a residence, commercial property, equipment, or general corporate assets. After assessments on the continuing viability of the borrower and evaluation of the collateral, determinations will be made as to the collectability of all or part of the loan. Based on the evaluations made, all or part of the loan will be recommended to the Board of Directors of the Bank for charge-off.

Earnings Per Share
--------------------------------------------------------------------------------
      Basic earnings per share is computed based on the weighted average number of shares outstanding for the periods presented. Diluted earnings per share is computed based on the weighted average number of shares outstanding for the period presented adjusted for the effect of the stock options and warrants outstanding, if dilutive.

New Financial Accounting Standards
--------------------------------------------------------------------------------
      The Bank adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," effective January 1, 1998. In accordance with the new accounting standard, a complete set of financial statements includes the components of comprehensive income. Comprehensive income consists of net income or loss for the current period and revenues, expenses, gains, and losses that have been previously excluded from the income statement and were only reported as a component of equity. All prior periods have been restated. Adoption of SFAS No. 130 did not have a material impact on the results of operations, financial condition or disclosures of the Bank.

      In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("SFAS 131") which is effective for all periods beginning after December 15, 1997. SFAS No. 131 requires that a company report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. Management has determined that the Bank does not have any reportable segments, therefore, adoption of SFAS No. 131 did not have any effect on the Bank's financial statements.

                                                   NOTES TO FINANCIAL STATEMENTS
================================================================================

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, certain derivative instruments imbedded in other contracts, and hedging activities. In particular, SFAS No. 133 requires a reporting company to record every covered derivative instrument on its balance sheet as either an asset or liability measured at fair value.

      SFAS No. 133 is effective for quarters of all fiscal years beginning after June 15, 1999, but reporting companies may adopt it on a going forwards basis as of the start of any fiscal quarter beginning on or after June 16, 1998. The Bank does not currently have any derivative instruments, therefore, it does not expect implementation of SFAS No. 133 to have a material impact on its financial statements.

(3) DIVIDENDS

      During 1998, the Bank paid two cash dividends of $.03 per share. The future dividend policy of the Bank is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial conditions, cash needs and general business conditions.

      The New Jersey Department of Banking and Insurance prohibits the payment of dividends under certain circumstances as set forth below. No cash dividends may be paid by the Bank unless, following the payment of each such dividend, the capital stock of the Bank will be unimpaired and the Bank will have a surplus (the sum of additional paid in capital and retained earnings) of not less than fifty percent of its capital stock, or, if not, the payment of such dividend will not reduce the surplus of the Bank. The Bank will also be guided in its cash dividend policy by the FDIC requirements.

      On January 14, 1998, the Board of Directors declared a 5% stock dividend for shareholders of record as of February 4, 1998, payable on February 25, 1998. Basic and diluted earnings per share data for all periods have been restated to reflect this stock dividend.

(4) SECURITIES

      Information with regard to the Bank's securities portfolio at December 31, 1998 and 1997 are as follows-

                                                        1998
----------------------------------------------------------------------------------------
                                                Gross          Gross         Estimated
                                Amortized     Unrealized     Unrealized        Market
                                  Cost          Gains          Losses          Value
----------------------------------------------------------------------------------------
Available for Sale
U.S. Treasury Securities     $  2,999,000   $     26,000    $          0    $  3,025,000
Mortgage-backed Securities
   (U.S. Agency issued)        14,942,000        185,000               0      15,127,000
Corporate Securities              664,000              0               0         664,000
----------------------------------------------------------------------------------------
                             $ 18,605,000   $    211,000    $          0      18,816,000
========================================================================================
Held to Maturity
U.S. Agency Securities       $    500,000   $      2,000    $          0    $    502,000
Mortgage-backed Securities
   (U.S. Agency issued)        31,066,000        238,000         (35,000)     31,269,000
----------------------------------------------------------------------------------------
                             $ 31,566,000   $    240,000    $    (35,000)   $ 31,771,000
========================================================================================

                                                        1997
----------------------------------------------------------------------------------------
                                               Gross           Gross         Estimated
                               Amortized     Unrealized      Unrealized        Market
                                 Cost          Gains           Losses          value
----------------------------------------------------------------------------------------
Available for Sale
U.S. Treasury Securities     $  4,733,000   $          0    $    (19,000)   $  4,714,000
U.S. Agency Securities          1,000,000              0          (3,000)        997,000
Mortgage-backed Securities
   (U.S. Agency issued)        17,336,000        242,000               0      17,578,000
Corporate Securities              528,000              0               0         528,000
----------------------------------------------------------------------------------------
                             $ 23,597,000   $    242,000    $    (22,000)   $ 23,817,000
========================================================================================
Held to Maturity
U.S. Agency Securities       $  1,000,000   $      1,000    $          0    $  1,001,000
Mortgage-backed Securities
   (U.S. Agency issued)        22,105,000        235,000         (20,000)     22,320,000
----------------------------------------------------------------------------------------
                             $ 23,105,000   $    236,000    $    (20,000)   $ 23,321,000
========================================================================================

NOTES TO FINANCIAL STATEMENTS
================================================================================

      The amortized cost and estimated market value of securities at December 31, 1998 by contractual maturity, are shown below for securities held to maturity and available for sale. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    Amortized        Estimated
                                                      Cost           Fair Value
--------------------------------------------------------------------------------
Available for Sale

Due in one year through five years                 $ 1,663,000       $ 1,671,000
Due in more than five years                          2,000,000         2,018,000
Mortgage backed Securities                          14,942,000        15,127,000
--------------------------------------------------------------------------------
                                                   $18,605,000       $18,816,000
================================================================================
Held to Maturity

Due in one year through five years                 $   500,000       $   502,000
Mortgage backed Securities                          31,066,000        31,269,000
--------------------------------------------------------------------------------
                                                   $31,566,000       $31,771,000
================================================================================

      Proceeds from sales of securities available for sale were $5,213,000 in 1998 resulting in gross gains of $65,000 and gross losses of $3,000. Proceeds from sales of securities available for sale in 1997 were $3,706,000 resulting in gross gains of $4,000 and gross losses of $14,000. Proceeds from sales of securities available for sale in 1996 were $4,810,000 resulting in gross gains of $31,000 and no losses.

      At December 31, 1998, securities having a book value of $8,647,000 were pledged to secure public deposits and for other purposes required by law.

(5) LOANS

      Loans outstanding by classification at December 31, 1998 and 1997 are as follows-

                                                     1998                1997
--------------------------------------------------------------------------------
Loans secured by real estate-
  Nonresidential properties                      $ 22,860,000       $ 25,660,000
  Residential properties                           40,117,000         24,606,000
Commercial and industrial loans                    47,708,000         34,204,000
Loans to individuals                                6,638,000          5,971,000
--------------------------------------------------------------------------------
                                                 $117,323,000       $ 90,441,000
================================================================================

      Loans made by the Bank are generally made in the local and surrounding communities in which it operates. As a result, the operations of the Bank could be adversely affected by changes in the local economy in which it operates.

      Loans to related parties have been granted under terms and conditions in accordance with the Bank's normal lending policies. These loans include loans made to directors, executive officers and their associates, as defined. The following is the activity in loans to related parties during 1998-

Outstanding loans at December 31, 1997                              $ 1,121,000
New loans and advances                                                  764,000
Repayments                                                             (201,000)
--------------------------------------------------------------------------------
Outstanding loans at December 31, 1998                              $ 1,684,000
================================================================================

      As of December 31, 1998, all loans to related parties are current as to principal and interest payments.

(6) ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES

      The allowance for possible loan and lease losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become neces-

                                                   NOTES TO FINANCIAL STATEMENTS
================================================================================

sary, they are reflected in operations in the periods in which they become known. Changes in the allowance for possible loan and lease losses are summarized as follows-

                                          1998            1997           1996
--------------------------------------------------------------------------------
Balance, beginning of year            $ 1,374,000    $   973,000    $   600,000
Provision charged to expense              665,000        632,000        488,000
Loans charged off                        (185,000)      (242,000)      (125,000)
Recoveries of loans previously
   charged off                             19,000         11,000         10,000
--------------------------------------------------------------------------------
Balance, end of year                  $ 1,873,000    $ 1,374,000    $   973,000
================================================================================

      As of December 31, 1998 and 1997, nonaccrual loans and loans past due 90 days or more totaled $959,000 and $192,000, respectively. Interest income that would have been recorded in the financial statements had the above loans been performing in accordance with their original terms was approximately $80,000 and $58,000 in 1998 and 1997, respectively.

      A loan is considered impaired when it is probable that the Bank will be unable to collect all amounts due according to the original contractual terms of the loan agreement. At December 31, 1998 and 1997, impaired loans consisted of nonaccrual loans and one loan totaling $383,000 and $430,000 that was previously on nonperforming status which has been renegotiated by the bank and is performing in accordance with the agreed upon terms. This loan has been placed back on performing status. As of December 31, 1998 and 1997 the Bank's recorded investment in impaired loans and the related valuation allowance are as follows-

                                              1998                      1997
--------------------------------------------------------------------------------------
                                      Recorded    Valuation     Recorded     Valuation
                                     Investment   Allowance    Investment    Allowance
--------------------------------------------------------------------------------------
Impaired loans-
   Valuation allowance required      $1,342,000   $  166,000   $  430,000   $  116,000
   No valuation allowance required            0            0      192,000            0
--------------------------------------------------------------------------------------
   Total impaired loans              $1,342,000   $  166,000   $  622,000   $  116,000
======================================================================================

      The valuation allowance is included in the allowance for possible loan and lease losses in the accompanying statement of condition. The average recorded investment in impaired loans for the period ended December 31, 1998 and 1997 was $930,000 and $735,000, respectively.

      Interest payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful, at which time payments received are recorded as reductions of principal. The Bank recognized and collected interest income on impaired loans in the amount of $8,000 and $24,000 for the periods ended December 31, 1998 and 1997, respectively.

(7) PREMISES AND EQUIPMENT

      A summary of premises and equipment as of December 31 are as follows-

                                                      1998            1997
--------------------------------------------------------------------------------
Land                                              $   544,000    $   344,000
Buildings                                           1,301,000        480,000
Furniture and equipment                               986,000        768,000
Leasehold improvements                                873,000        657,000
--------------------------------------------------------------------------------
                                                    3,704,000      2,249,000
Less- Accumulated depreciation and amortization      (839,000)      (639,000)
--------------------------------------------------------------------------------
                                                  $ 2,865,000    $ 1,610,000
================================================================================

NOTES TO FINANCIAL STATEMENTS
================================================================================

(8) DEPOSITS

      Time deposits in denominations of $100,000 or more totaled $11,848,000 and $8,377,000 at December 31, 1998 and 1997, respectively.

      Scheduled maturities of certificates of deposit at December 31, 1998 and 1997 are as follows-

                                    Over Three    Over One
                                      Months        Year
                       Three         Through       Through         Over
                      Months or      Twelve         Three          Three
1998                    Less         Months        Years          Years        Total
----------------------------------------------------------------------------------------
$100,000 or more     $ 6,083,000   $ 4,483,000   $ 1,282,000   $         0   $11,848,000
Less than $100,000     7,424,000    24,914,000    14,410,000       436,000    47,184,000

1997
----------------------------------------------------------------------------------------
$100,000 or more     $ 4,428,000   $ 2,615,000   $ 1,334,000   $         0   $ 8,377,000
Less than $100,000    13,199,000    20,943,000    12,777,000       392,000    47,311,000

(9) INCOME TAXES

      The components of the provision for income taxes for the years ended December 31, 1998, 1997 and 1996 are as follows-

                                                  1998          1997         1996
----------------------------------------------------------------------------------
Federal-
   Current                                     $1,048,000     $838,000    $538,000
   Deferred                                      (122,000)    (148,000)   (124,000)
State                                             107,000      127,000      56,000
----------------------------------------------------------------------------------
Total                                          $1,033,000     $817,000    $470,000
==================================================================================

      Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Bank's assets and liabilities. Cumulative temporary differences and carryforwards at December 31, 1998 and 1997 are as follows-

                                                          1998            1997
----------------------------------------------------------------------------------
Allowance for possible loan and lease losses           $ 673,000      $ 536,000
Interest on nonaccrual loans                             133,000         98,000
Unrealized holding (gain) loss on securities
   available for sale                                    (80,000)       (83,000)
Other                                                     16,000        (36,000)
----------------------------------------------------------------------------------
Net deferred taxes                                     $ 742,000      $ 515,000
================================================================================

      A comparison of income tax expense at the Federal statutory rate in 1998, 1997 and 1996, to the Bank's provision for income taxes is as follows-

                                              1998          1997           1996
----------------------------------------------------------------------------------
At statutory rate                        $   974,000    $   762,000    $   415,000
Increase (decrease) from statutory
   rate resulting from-
    Tax-exempt interest income               (55,000)       (15,000)        (4,000)
    State income taxes, net of Federal
        tax benefit                           64,000         83,000         37,000
    Other                                     50,000        (13,000)        22,000
----------------------------------------------------------------------------------
Provision for income taxes               $ 1,033,000    $   817,000    $   470,000
==================================================================================

                                                   NOTES TO FINANCIAL STATEMENTS
================================================================================

(10) SHAREHOLDERS' EQUITY

      In 1997, a Dividend Reinvestment Plan (DRP) was established and offered to the shareholders of the Bank. The DRP allows shareholders to purchase stock of the Bank with proceeds from their cash dividends. The cash dividends paid in 1998 were eligible to be reinvested in the DRP. The DRP also allows optional quarterly cash purchases of any amount from $100 to $5,000. The purchases of shares from both the cash dividends and the optional cash purchases were made directly from the Bank through the issuance of approved, but previously unissued shares of the common stock of the Bank. In 1998, the investments received through the DRP resulted in $143,000 of additional capital for the Bank. There were no purchases in 1997.

      In 1991, the Shareholders approved the 1991 Non-Qualified Stock Option Plan (the 1991 Plan). In 1994, the Shareholders of the Bank approved the 1994 Amended and Restated Incentive Stock Option Plan (the 1994 Plan). In 1996, the Shareholders approved the 1996 Incentive Stock Option Plan (the 1996 Plan). In 1998, the Shareholders approved the 1997 Incentive Stock Option Plan (the 1997
Plan). Under these plans, the Board of Directors may grant options to officers to purchase the Bank's stock. Option prices for the 1991 Plan are determined by the Board, provided however, that the option price of shares may not be less than 85% of the fair market value of shares at the date of grant. Option prices for the 1994, 1996, and 1997 Plans may not be lower than the fair market value of the shares at the date of grant. The period during which an option under all plans may be exercised varies, but no option may be exercised after ten years from the date of grant. There were 384,431 shares reserved for issuance under the plans as of December 31, 1998.

      Transactions under the plan are summarized as follows-

--------------------------------------------------------------------------------
                                                     Number       Exercise Price
                                                   of Shares        Per Share
--------------------------------------------------------------------------------
Outstanding, December 31, 1995                        93,821          $3.50-4.89
  Options granted                                     33,915           6.37-6.79
  Options exercised                                   (2,756)          4.30-4.89
--------------------------------------------------------------------------------
Outstanding, December 31, 1996                       124,980          $3.50-6.79
  Options granted                                     48,063           6.37-8.81
  Options exercised                                   (8,268)          7.38-8.81
--------------------------------------------------------------------------------
Outstanding, December 31, 1997                       164,775           3.50-8.81
  Options granted                                    167,059          8.81-13.56
  Options exercised                                  (11,166)          4.30-5.16
--------------------------------------------------------------------------------
Outstanding, December 31, 1998                       320,668        $3.50-$13.56
================================================================================

NOTES TO FINANCIAL STATEMENTS
================================================================================

      The Bank applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Bank's stock-option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, the Bank's net income and earnings per share would have been reduced to the pro forma amounts indicated below-

      The following is a reconciliation of the calculation of basic and diluted earnings per share-

                                       1998           1997            1996
--------------------------------------------------------------------------------
Net income-
  As reported                    $   1,831,000    $   1,424,000    $     750,000
  Pro forma                          1,633,000        1,351,000          698,000
Basic income per share-
  As reported                    $         .78    $         .61    $         .32
  Pro forma                                .69              .58              .30
Diluted income per share-
  As reported                    $         .74    $         .59    $         .32
  Pro forma                                .66              .56              .30

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998 and 1997 and 1996, respectively; dividend yield of .5% for 1998 and 1997 and 0% for 1996; expected volatility of 46%, 47%, 40% and 41% for the 1991, 1994, 1996 and 1997 Plan options, risk-free interest rates of 5.9% for the 1991 Plan options, 6.2% and 6.7% for the 1994 Plan options, 7.0% for the 1996 Plan options; 6.6% and 6.9% for the 1997 grants under the 1996 Plan and 5.9%, 5.6% and 6.7% for the 1998 grants under the 1997 Plan; and expected lives of 10 years for the 1991 Plan options, 4.3 years for the 1994 Plan options and 10 years for the 1996 and 1997 Plan options.

      The following table summarizes information about stock options outstanding at December 31, 1998-

                   Number                                          Number
   Exercise      Outstanding                 Remaining          Exercisable at
    Price     December 31, 1998           Contractual Life     December 31, 1998
--------------------------------------------------------------------------------
$    3.50          24,259                    1.80 years             19,895
     4.30           8,820                     .33 years              8,820
     4.89           3,306                    1.33 years              3,306
     5.16          38,000                    7.00 years             21,200
     6.37          27,300                    7.40 years             10,920
     6.79           4,959                    2.33 years              4,959
     7.38           4,959                    3.30 years              4,959
     8.81         113,505                    8.70 years             22,700
    11.53          13,212                    9.20 years              6,000
    13.38          32,060                    4.30 years             32,060
    13.56          50,288                    9.20 years             12,700
--------------------------------------------------------------------------------
                  320,668                                          147,519
================================================================================

                                                   NOTES TO FINANCIAL STATEMENTS
================================================================================

(11) EARNINGS PER SHARE

      The following is a reconciliation of the calculation of basic and diluted earnings per share-

                                                               Weighted Average
                                                    Income         Shares        Per Share
                                                  (Numerator)   (Denominator)     Amount
-------------------------------------------------------------------------------------------
For the Year Ended December 31, 1998-
   Basic earnings per share - Income
     available to common shareholders             $1,831,000      2,355,839      $.  78
                                                                                ===========
   Effect of Dilutive Securities-Stock Options             0        116,169
-------------------------------------------------------------------------------------------
   Diluted  earnings per share -- Income
     available to common shareholders
     plus assumed conversions                     $1,831,000      2,472,008      $.  74
===========================================================================================
For the Year Ended December 31, 1997-
   Basic earnings per share -- Income
     available to common shareholders             $1,424,000      2,345,052      $.  61
                                                                                ===========
   Effect of Dilutive Securities-Stock Options             0         48,604
-------------------------------------------------------------------------------------------
   Diluted earnings per share -- Income
     available to common shareholders plus
     assumed conversions                          $1,424,000      2,393,656      $.  59
===========================================================================================
For the Year Ended December 31, 1996-
   Basic earnings per share -- Income
     available to common shareholders             $  750,000      2,340,356      $.  32
                                                                                ===========
   Effect of Dilutive Securities-Stock Options             0         25,541
-------------------------------------------------------------------------------------------
   Diluted earnings per share -- Income
     available to common shareholders plus
     assumed conversions                          $  750,000      2,365,897      $.  32
===========================================================================================

(12) REGULATORY CAPITAL REQUIREMENTS

      The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

      As of December 31, 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institutions' category.

NOTES TO FINANCIAL STATEMENTS
================================================================================

      The Bank's actual capital amounts and ratios are also presented in the table-

                                                                                 To Be Well Capitalized
                                                              For Capital       Under Prompt Corrective
                                        Actual             Adequacy Purposes       Action Provisions
--------------------------------------------------------------------------------------------------------
                                 Amount        Ratio       Amount      Ratio        Amount       Ratio
--------------------------------------------------------------------------------------------------------
As of December 31, 1998-
   Total capital (to Risk
      Weighted Assets)         $13,384,000     12.10%   >=$8,852,000   >=8.00%  >=$11,065,000   >=10.OO%
   Tier I Capital (to Risk
     Weighted Assets)           11,994,000     10.84     >=4,426,000   >=4.00     >=6,639,000    >=6.00
   Tier I Capital (to
      Average Assets)           11,994,000      6.84     >=7,072,000   >=4.00     >=8,840,000    >=5.00

As of December 31, 1997-
   Total capital (to Risk
      Weighted Assets)        $11,056,748      12.32%   >=$7,176,748   >=8.00%   >=$8,980,748   >=10.00%
   Tier I Capital (to Risk
      Weighted Assets)          9,934,707      11.07     >=3,594,707   >=4.00     >=5,384,707    >=6.00
   Tier I Capital
      (to Average Assets)       9,934,707       6.81     >=5,834,707   >=4.00     >=7,284,707    >=5.00

(13) EMPLOYEE BENEFIT PLANS

      The Bank has a 401(k) savings plan covering substantially all employees. Under the plan, an employee can contribute up to 15% of their salary on a tax deferred basis. The Bank may also make discretionary contributions to the Plan. The Bank contributed approximately $49,000, $42,000 and $34,000 to the Plan in 1998, 1997, and 1996, respectively.

      The Bank does not currently provide any post retirement or post employment benefits to its employees other than the 401(k) plan.

(14) COMMITMENTS AND CONTINGENCIES

Litigation
--------------------------------------------------------------------------------
      The Bank may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. In management's judgment, the financial position or results of operations of the Bank will not be affected materially by the final outcome of any present legal proceedings.

Commitments With Off-Balance Sheet Risk
--------------------------------------------------------------------------------
      The statement of condition does not reflect various commitments relating to financial instruments which are used in the normal course of business. Management does not anticipate that the settlement of those financial instruments will have a material adverse effect on the Bank's financial position. These instruments include primarily commitments to extend credit. These financial instruments carry various degrees of credit risk, which is defined as the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract.

      Commitments to extend credit are legally binding loan commitments with set expiration dates. They are intended to be disbursed, subject to certain conditions, upon request of the borrower. The Bank receives a fee for providing a commitment. The Bank was committed to advance $13,818,000 to its borrowers as of December 31, 1998, which generally expire within one year.

                                                   NOTES TO FINANCIAL STATEMENTS
================================================================================

Lease Obligations
--------------------------------------------------------------------------------

      As of December 31, 1998, future minimum rental payments under lease obligations are as follows-

1999               $261,959         2002               $293,393
2000                292,435         2003                202,913
2001                296,172         Thereafter           90,000

      Total rental expense was approximately $205,000, $135,000 and $ 147,000 in 1998, 1997 and 1996, respectively.

Transactions with Related Party
--------------------------------------------------------------------------------
      In October 1997, the Bank entered into a five year sublease agreement with RoNetco Supermarkets, Inc. for an in-store "Financial Service Facility" at a supermarket in Byram, New Jersey which is operated by RoNetco Supermarkets, Inc. The office opened in June of 1998 and rent paid during 1998 amounted to $16,195. An officer and shareholder of RoNetco Supermarkets, Inc. is also a director of the Bank. Management believes that this transaction was on substantially the same terms and conditions as those prevailing at the time for comparable transactions with non-related parties.

Required Cash Balances
--------------------------------------------------------------------------------
      Cash balances reserved to meet regulatory requirements amounted to $1,296,000 and $1,481,000 at December 31, 1998 and 1997, respectively.

(15) OTHER OPERATING EXPENSES

      The major components of other expenses are as follows-

                                                1998        1997         1996
--------------------------------------------------------------------------------
Data processing fees                        $  251,000  $  199,000   $  199,000
FDIC insurance assessment                       16,000      13,000        2,000
Directors fees                                 111,000      86,000       59,000
Advertising and marketing                       75,000      95,000       30,000
Insurance                                       52,000      45,000       54,000
Examination, audit and legal fees              232,000     140,000      134,000
Correspondent and bank fees                     63,000      55,000       37,000
Postage                                        104,000      81,000       76,000
Stationery and printing                         54,000      60,000       70,000
Office supplies                                 96,000      60,000       41,000
Checkbooks                                      63,000      35,000       55,000
Customer relations                              25,000      24,000       28,000
Core deposit amortization                      130,000     130,000      130,000
Other                                          556,000     574,000      396,000
--------------------------------------------------------------------------------
  Total                                     $1,828,000  $1,597,000   $1,311,000
================================================================================

(16) FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following is a summary of fair value of the Bank's financial instruments. For the Bank, as for most financial institutions, the bulk of its assets and liabilities are considered financial instruments. Many of the Bank's financial instruments lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. It is also the Bank's general practice and intent to hold its financial instruments to maturity and not engage in trading or sales activities.

Estimated fair values have been determined by the Bank using the best available data and an estimation methodology suitable for each category of financial instruments.

NOTES TO FINANCIAL STATEMENTS
================================================================================

      The estimation methodologies used, the estimated fair values, and the recorded book balances, were as follows-

      Securities actively traded in the secondary market have been valued using available market prices.

-------------------------------------------------------------------------------------
                                    December 31, 1998            December 31, 1997
                                  Carrying     Estimated      Carrying     Estimated
                                   value      Fair value       value       Fair value
-------------------------------------------------------------------------------------
Cash and cash equivalents       $ 7,459,000   $ 7,459,000   $ 6,213,000   $ 6,213,000
Securities available for sale    18,816,000    18,816,000    23,817,000    23,817,000
Securities held to maturity      31,566,000    31,771,000    23,105,000    23,321,000

      Loans and deposits with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating current market for similar assets and liabilities. For those loans and deposits with floating interest rates, it is assumed that estimated fair values generally approximate the recorded book balances.

--------------------------------------------------------------------------------------------------
                                               December 31, 1998            December 31, 1997
                                           Carrying      Estimated        Carrying     Estimated
                                            value        Fair value        value       Fair value
--------------------------------------------------------------------------------------------------
Loans, net, including accrued interest   $116,174,000   $120,260,000   $ 89,786,000   $ 90,559,000
Deposits, including accrued interest      165,553,000    167,326,000    135,021,000    135,137,000

      There is no material difference between the notional amount and the estimated fair value of off-balance sheet unfunded loan commitments at December 31, 1998 and 1997. The fair value of standby letters of credit is based on fees charged for similar agreements; accordingly, the estimated fair value of standby letters of credit is nominal.

(17) OTHER COMPREHENSIVE INCOME

      The tax effect of other comprehensive income is as follows-

Year Ended December, 1998                          Before-Tax Amount   Tax Effect   Net of Tax Amount
-----------------------------------------------------------------------------------------------------
Unrealized losses on securities-
  Unrealized holdings gains arising during period      $53,000         $(20,000)         $33,000
    Less -- Reclassification adjustments
       for gains realized in net income                (62,000)          24,000          (38,000)
-----------------------------------------------------------------------------------------------------
  Other comprehensive loss                             $(9,000)        $  4,000          $(5,000)
=====================================================================================================

Year Ended December, 1997                          Before-Tax Amount   Tax Effect   Net of Tax Amount
-----------------------------------------------------------------------------------------------------
Unrealized gains on securities-
  Unrealized holdings gains arising during period     $272,000        $(106,000)       $ 166,000
    Less -- Reclassification adjustments
       for losses realized in net income                10,000           (4,000)           6,000
-----------------------------------------------------------------------------------------------------
  Other comprehensive income                          $282,000        $(110,000)       $ 172,000
=====================================================================================================

Year Ended December, 1996                          Before-Tax Amount   Tax Effect   Net of Tax Amount
-----------------------------------------------------------------------------------------------------
Unrealized losses on securities -
  Unrealized holdings losses arising during period   $(223,000)         $90,000        $(133,000)
    Less -- Reclassification adjustments
       for gains realized in net income                (31,000)          12,000          (19,000)
-----------------------------------------------------------------------------------------------------
  Other comprehensive loss                           $(254,000)        $102,000        $(152,000)
=====================================================================================================

                                        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
================================================================================

To the Shareholders and
Board of Directors of
Skylines Community Bank:

      We have audited the accompanying consolidated statements of condition of Skylands Community Bank (a New Jersey State Chartered Bank) and its subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skylands Community Bank and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                         /s/ Arthur Andersen LLP

Roseland, New Jersey
January 21, 1999

Selected Financial Data

At its February 10, 1999 meeting the Board of Directors declared a 5% stock dividend. The dividend was paid on April 16, 1999 to shareholders of record on March 31, 1999. The following table restates the applicable share and per share data for the periods indicated:


                                                                            December 31, 1998
                                                                -----------------------------------------
Weighted Average Shares Outstanding                             As Reported                   As Adjusted
                                                                -----------                   -----------
        Basic                                                    2,355,839                      2,473,631
        Diluted                                                  2,472,008                      2,595,608

Basic Earnings Per Share                                             $0.78                          $0.74
Diluted Earnings Per Share                                           $0.74                          $0.71

Common Shares Outstanding                                        2,371,432                      2,490,004

                                                                            December 31, 1997
                                                                -----------------------------------------
Weighted Average Shares Outstanding                             As Reported                   As Adjusted
                                                                -----------                   -----------
        Basic                                                    2,345,052                      2,462,305
        Diluted                                                  2,393,656                      2,513,339


Basic Earnings Per Share                                             $0.61                         $ 0.58
Diluted Earnings Per Share                                           $0.59                         $ 0.57

Common Shares Outstanding                                        2,348,631                      2,466,063

                                                                            December 31, 1996
                                                                -----------------------------------------
Weighted Average Shares Outstanding                             As Reported                   As Adjusted
                                                                -----------                   -----------
        Basic                                                    2,340,356                      2,457,374
        Diluted                                                  2,365,897                      2,484,192


Basic Earnings Per Share                                             $0.32                         $ 0.31
Diluted Earnings Per Share                                           $0.32                         $ 0.30

Common Shares Outstanding                                        2,340,642                      2,457,674

                             SKYLANDS COMMUNITY BANK
                             STATEMENTS OF CONDITION
                      March 31, 1999 and December 31, 1998


                        (in thousands except share data)

                                                                  (unaudited)
                                                                   March 31,           December 31,
                                                                     1999                  1998
                                                                     ----                  ----
ASSETS
CASH AND DUE FROM BANKS
           Non-interest bearing                                    $   7,255             $   4,367
           Interest bearing                                              432                   592
FEDERAL FUNDS SOLD                                                         0                 2,500
                                                                   ---------             ---------
           Total cash and cash equivalents                             7,687                 7,459
                                                                   ---------             ---------
SECURITIES
           Available for sale at market value                         18,486                18,816
           Held to maturity at amortized cost
           (market value of $38,014 in 1999
           and $31,771 in 1998)                                       37,868                31,566
                                                                   ---------             ---------
                                     Total securities                 56,354                50,382
                                                                   ---------             ---------
LOANS                                                                123,013               117,323
   Less:
           Unearned income                                              (161)                 (182)
           Allowance for possible loan and lease losses               (1,972)               (1,873)
                                                                   ---------             ---------
                                     Net loans                       120,880               115,268
                                                                   ---------             ---------
PREMISES AND EQUIPMENT, NET                                            2,957                 2,865
ACCRUED INTEREST RECEIVABLE                                              904                   906
OTHER REAL ESTATE                                                        105                   105
OTHER ASSETS                                                           2,465                 2,550
                                                                   ---------             ---------
           Total assets                                            $ 191,352             $ 179,535
                                                                   =========             =========
LIABILITIES AND SHAREHOLDERS EQUITY
LIABILITIES
     Deposits
           Demand
                Non-interest bearing                               $  33,663             $  30,234
                Interest bearing                                      20,981                22,357
           Savings                                                    52,551                53,636
           Time                                                       63,900                59,032
                                                                   ---------             ---------
           Total deposits                                            171,095               165,259

     Federal Funds Purchased                                           5,000                     0
     Accrued Expenses and other liabilities                            1,092                   657
                                                                   ---------             ---------
           Total liabilities                                         177,187               165,916
                                                                   ---------             ---------

SHAREHOLDERS'  EQUITY
           Common Stock par value $2.50 per share
           10,000,000 shares authorized;
           2,500,241 and 2,466,048 shares issued
           and outstanding in 1999 and 1998 respectively               6,251                 5,929
           Additional paid in capital                                  6,235                 4,998
           Retained Earnings                                           1,543                 2,562
           Accumulated other comprehensive income                        136                   130
                                                                   ---------             ---------
           Total shareholder's equity                                 14,165                13,619
                                                                   ---------             ---------
           Total liabilities and shareholders' equity              $ 191,352             $ 179,535
                                                                   =========             =========

                             SKYLANDS COMMUNITY BANK
                              STATEMENTS OF INCOME


                 (in thousands except share and per share data)

                                                                      Three months
                                                                      Ended March 31,
                                                                        (unaudited)
                                                                1999                   1998
                                                                ----                   ----
INTEREST INCOME:
                   Interest and fees on loans                $     2,624            $     2,124
                   Interest on securities                            832                    760
                   Interest on federal funds sold                     36                     53
                                                             -----------            -----------
                        Total Interest Income                      3,492                  2,937

INTEREST EXPENSE                                                   1,347                  1,200
                                                             -----------            -----------
NET INTEREST INCOME                                                2,145                  1,737

PROVISION FOR POSSIBLE LOAN LOSSES                                   112                    100
                                                             -----------            -----------
NET INTEREST INCOME AFTER PROVISION
     FOR POSSIBLE LOANS LOSSES                                     2,033                  1,637
                                                             -----------            -----------
OTHER INCOME:
                   Loss on sale of securities                          0                     (3)
                   Other                                             236                    179
                                                             -----------            -----------
                        Total Other Income                           236                    176
                                                             -----------            -----------
OTHER EXPENSES:
                   Salaries and employee benefits                    631                    507
                   Occupancy expense                                 144                    112
                   Equipment and furniture expense                    50                     33
                   Other operating expense                           576                    460
                                                             -----------            -----------
                        Total Other Expenses                       1,401                  1,112
                                                             -----------            -----------
INCOME BEFORE PROVISION FOR
     INCOME TAXES                                                    868                    701

PROVISION FOR INCOME TAXES                                           337                    266
                                                             -----------            -----------
NET INCOME                                                   $       531            $       435
                                                             ===========            ===========
WEIGHTED AVERAGE SHARES
OUTSTANDING
     Basic                                                     2,496,312              2,466,048
                                                             ===========            ===========
     Diluted                                                   2,584,951              2,570,188
                                                             ===========            ===========
BASIC EARNINGS PER SHARE                                     $      0.21            $      0.18
                                                             ===========            ===========
DILUTED EARNINGS PER SHARE                                   $      0.21            $      0.17
                                                             ===========            ===========

                             SKYLANDS COMMUNITY BANK
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (in thousands)
                                   (unaudited)

                    For the three months ended March 31, 1999

                                                                                      Accumulated
                                                          Additional                     Other
                                             Common        Paid-in      Retained     Comprehensive     Total       Comprehensive
                                             Stock         Capital      Earnings     Income (Loss)     Equity          Income
                                             -----         -------      --------     -------------     ------          ------
Balance December 31, 1998                   $  5,929      $  4,998      $  2,562       $    130       $ 13,619             --
Net Income  - Three Months
Ended March 31, 1999                              --            --           531             --            531       $    531
5% Stock Dividend                                297         1,203        (1,500)            --             --             --
Exercise of Stock Options                         20            18            --             --             38             --
Dividend Reinvestment Plan                         5            16            --             --             21             --
Cash Dividend ($.02 per share)                    --            --           (50)            --            (50)            --

Unrealized Gain on Securities
Available for Sale, Net of Taxes of               --            --            --              6              6              6
  ($4)                                      --------      --------      --------       --------       --------       --------
Balance March 31, 1999                      $  6,251      $  6,235      $  1,543       $    136       $ 14,165       $    537
                                            ========      ========      ========       ========       ========       ========
Disclosure of Reclassification Amount:

Unrealized Holding Gains
 Arising During Period                                                                                               $      6

Less: Reclassification Adjustments for
          Gains Included in Net Income
          (Net of Tax)                                                                                                      0
                                                                                                                     --------
Net Unrealized Gains on Securities                                                                                   $      6
                                                                                                                     ========


                    For the three months ended March 31, 1998

                                                                                      Accumulated
                                                         Additional                     Other
                                             Common        Paid-in      Retained     Comprehensive     Total       Comprehensive
                                             Stock         Capital      Earnings     Income (Loss)     Equity          Income
                                             -----         -------      --------     -------------     ------          ------
Balance December 31, 1997                   $  5,593      $  3,514      $  2,452       $    135      $ 11,694             --
Net Income - Three Months
Ended March 31, 1998                              --            --           435             --           435       $    435
5% Stock Dividend                                279         1,298        (1,577)            --             0             --
Exercise of Stock Options                         --            --            --             --             0             --
Payment for Fractional Shares                     --            --            (4)            --            (4)            --
Unrealized Gain on Securities
Available for Sale, Net of Taxes of  ($20)        --            --            --             34            34             34

                                            ========      ========      ========       ========      ========       ========
Balance March 31, 1998                      $  5,872      $  4,812      $  1,306       $    169      $ 12,159       $    469
                                            ========      ========      ========       ========      ========       ========
Disclosure of Reclassification Amount:

Unrealized Holding Gains
Arising During Period
                                                                                                                    $     31
Less: Reclassification Adjustments for
        Losses Included in Net Income
       (Net of Tax)                                                                                                        3
                                                                                                                    --------
Net Unrealized Gain on Securities                                                                                   $     34
                                                                                                                    ========

                             SKYLANDS COMMUNITY BANK
                            STATEMENTS OF CASH FLOWS

                                   (unaudited)
                                 (in thousands)


                                                                                          For the Three Months Ended March 31,
OPERATING ACTIVITIES                                                                            1999               1998
                                                                                                ----               ----
Net Income:                                                                                   $    531           $    435
Adjustments to reconcile net income to net cash
                        Provided by(used in) operating activities
                        Provision for possible loan losses                                         112                100
                        Depreciation and amortization                                              101                 80
                        Loss on sale of securities                                                   0                  3
                        Premium amortization on securities, net                                     74                 65
                        Decrease in accrued interest receivable                                      2                 36
                        Decrease(increase) in other assets                                          50               (162)
                        Increase in federal funds purchased                                      5,000                800
                        Increase(decrease) in accrued expenses and other liabilities               435                264
                                                                                              --------           --------
                                  Net cash provided by operating activities                      6,305              1,621
                                                                                              --------           --------
INVESTING ACTIVITIES

Purchase of securities-

                        Available for sale                                                        (978)            (1,249)
                         Held to maturity                                                       (9,283)            (4,163)
Maturities of securities-
                        Available for sale                                                       1,300              1,106
                        Held to maturity                                                         2,924              1,291
Sales of available for sale securities                                                               0              1,726
Capital expenditures                                                                              (161)               (44)
Net increase in loans                                                                           (5,724)            (6,692)
                                                                                              --------           --------
                        Net cash used in investing activities                                  (11,922)            (8,025)
                                                                                              --------           --------
FINANCING ACTIVITIES

                        Increase in deposits                                                     5,836              6,591
                        Proceeds from the issuance of common stock, net                             59                  0
                        Cash Dividends and payment of fractional                                   (50)                (4)
                        shares
                                                                                              --------           --------
                        Net cash provided by financing activities                                5,845              6,587

Increase  in cash and cash equivalents                                                             228                183

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                   7,459              6,213
                                                                                              --------           --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                    $  7,687           $  6,396
                                                                                              ========           ========

SUPPLEMENTAL DISCLOSURES
                        Cash paid during the period for:
                                  Interest                                                    $  1,291           $  1,197
                                  Income Taxes                                                      20                 50
                                                                                              ========           ========

PART III

ITEM 1 - INDEX TO EXHIBITS

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number                  Description
--------------                  -----------

     3(a)*         Certificate of Incorporation of the Company

     3(b)*         Bylaws of the Company.

     10(a)*        1994 Amended and Restated Stock Option Plan.

     10(b)*        1991 Non-Qualified Stock Option Plan.

     10(c)*        1997 Incentive Stock Option Plan.

     10(d)*        1996 Incentive Stock Option Plan.

     10(e)*        Summary Plan Description of 401(k) Plan.

     10(f)* Amended and Restated Employment Agreement between the Bank and Michael Halpin, dated May 23, 1998.

     21(a)*        List of Subsidiaries of the Company and the Bank.

-----------

 *All Exhibits have been filed previously and are incorporated by reference.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

SKYLANDS FINANCIAL CORPORATION

By: /s/ MICHAEL HALPIN
-----------------------------------
Michael Halpin, President

Dated: August 2, 1999

                                EXHIBIT INDEX

Exhibit Number                  Description
--------------                  -----------

     3(a)*         Certificate of Incorporation of the Company

     3(b)*         Bylaws of the Company.

     10(a)*        1994 Amended and Restated Stock Option Plan.

     10(b)*        1991 Non-Qualified Stock Option Plan.

     10(c)*        1997 Incentive Stock Option Plan.

     10(d)*        1996 Incentive Stock Option Plan.

     10(e)*        Summary Plan Description of 401(k) Plan.

     10(f)* Amended and Restated Employment Agreement between the Bank and Michael Halpin, dated May 23, 1998.

     21(a)*        List of Subsidiaries of the Company and the Bank.

-----------

 *All Exhibits have been filed previously and are incorporated by reference.